SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 14, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES COMMISSION)	Corporate Law
ITR - QUARTERLY INFORMATION	Date: September 30, 2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION ON THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 - CORPORATE TAXPAYER ID (CNPJ) 02.570.688/0001-70
4 - NIRE 5.330.000.581-8

01.02 - ADRESS OF COMPANY’S HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D - BL B - 1° ANDAR			2 - DISTRICT SIA
3 - ZIP code 71215-000	4 - CITY BRASÍLIA			5 - STATE DF
6 - AREA CODE (DDD) 061	7 - TELEPHONE 3415-1010	8 - TELEPHONE 3415-1256	9 - TELEPHONE 3415-1119	10 - TELEX
11 - AREA CODE (DDD) 061	12 - FAX 3415-1593	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - INVESTORS RELATIONS OFFICER (Adress for correspondence to Company)

1 - NAME PAULO NARCÉLIO SIMÕES AMARAL
2 – COMPLETE ADDRESS SIA/SUL - ASP LOTE D - BL - 2° ANDAR				3 - DISTRICT SIA
4 - ZIP code 71215-000	5 - CITY BRASÍLIA			6 - STATE DF
7 - AREA CODE (DDD) 061	8 - TELEPHONE 3415-1010	9 - TELEPHONE 3415-1140	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE (DDD) 061	13 - FAX 3415-1593	14 - FAX -	15 - FAX -
16 - E-MAIL ri@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

ACCOUNTING PERIOD IN PROGRESS		CURRENT QUARTER			PREVIOUS QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
01/01/2007	12/31/2007	3	07/01/2007	09/30/2007	2	04/01/2007	06/30/2007
9 - AUDITOR NAME/COMPANY NAME Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11 - NAME OF THE TECHNICAL RESPONSIBLE Marco Antonio Brandão Simurro					12 - INDIVIDUAL TAXPAYER ID (CPF) OF THE TECH. RESPONSIBLE 755.400.708-44

Page: 1

01.05 - COMPOSITION OF CAPITAL STOCK

Number of Shares (Units)	1 - CURRENT QUARTER 09/30/2007	2 - PREVIOUS QUARTER 06/30/2007	3 - EQUAL PREVIOUS QUARTER e.g. 09/30/2006
Issued Capital
1 - Common shares	134,031,688	134,031,688	134,031,688,203
2 - Preferred shares	229,937,525	229,937,525	229,937,525,684
3 - Total	363,969,213	363,969,213	363,969,213,887
Treasury Shares
4 - Common shares	1,480,800	1,480,800	1,480,800,000
5 - Preferred shares	0	0	0
6 - Total	1,480,800	1,480,800	1,480,800,000

01.06 - COMPANY’S CHARACTERISTICS

1 - COMPANY TYPE Trade, Industrial and Other Companies
2 - SITUATION TYPE Operational
3 - SHAREHOLDING NATURE Brazilian Holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Operation Of Switched Fixed Telephone Service
6 - CONSOLIDATED TYPE Total
7 - AUDITORS’ REPORT TYPE No Exceptions

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - INCOME	5 - PAYM. START	6 - SHARE TYPE AND CLASS	7 - INCOME VALUE PER SHARE

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01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1- ITEM	2 - CHANGE DATE	3 - CAPITAL STOCK VALUE (R$ 1,000)	4 - CHANGE VALUE (R$ 1,000)	5 - CHANGE ORIGIN	7 - NUMBER OF SHARES ISSUED (Units)	8 - SHARE PRICE UPON ISSUANCE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 10/18/2007	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2007	4 – 06/30/2007
1	Total Assets	5,907,429	5,666,087
1.01	Current Assets	1,677,865	1,577,192
1.01.01	Cash and Cash Equivalents	1,436,012	1,336,936
1.01.01.01	Cash and Bank Accounts	77	66
1.01.01.02	High-Liquidity Investments	1,435,935	1,336,870
1.01.02	Credits	0	0
1.01.02.01	Clients	0	0
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	241,853	240,256
1.01.04.01	Deferred and Recoverable Taxes	92,156	93,206
1.01.04.02	Dividends Receivable	140,104	140,104
1.01.04.03	Judicial Deposits	5	0
1.01.04.04	Other Assets	9,588	6,946
1.02	Non-Current Assets	4,229,564	4,088,895
1.02.01	Long-Term Assets	244,459	238,113
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	From Direct and Indirect Associated Companies	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Others	244,459	238,113
1.02.01.03.01	Deferred and Recoverable Taxes	237,153	232,695
1.02.01.03.02	Judicial Deposits	5,518	5,418
1.02.01.03.03	Other Assets	1,788	0
1.02.02	Permanent Assets	3,985,105	3,850,782
1.02.02.01	Investments	3,984,256	3,849,873
1.02.02.01.01	Direct and Indirect Associated Companies	0	0
1.02.02.01.02	Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	Subsidiaries	3,976,089	3,841,782
1.02.02.01.04	Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	8,167	8,091
1.02.02.02	Property, Plant and Equipment	831	884
1.02.02.03	Intangible Assets	18	25
1.02.02.04	Deferred Charges	0	0

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02.02 - BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2007	4 – 06/30/2007
2	Total Liabilities	5,907,429	5,666,087
2.01	Current Liabilities	329,529	253,138
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	403	332
2.01.04	Taxes, Duties and Contributions	33,555	23,553
2.01.04.01	Indirect Taxes	16	28
2.01.04.02	Taxes on Income	33,539	23,525
2.01.05	Dividends Payable	219,842	228,872
2.01.06	Provisions	14	14
2.01.06.01	Provisions for Contingencies	14	14
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	75,715	367
2.01.08.01	Payroll and Social Charges	21	19
2.01.08.02	Consignment in Favor of Third Parties	79	68
2.01.08.03	Other Liabilities	75,615	280
2.02	Non-Current Liabilities	8,340	7,613
2.02.01	Long-Term Liabilities	8,340	7,613
2.02.01.01	Loans and Financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	4,634	4,485
2.02.01.03.01	Provisions for Contingencies	4,634	4,485
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	3,706	3,128
2.02.01.06.01	Indirect Taxes	0	0
2.02.01.06.02	Taxes on Income	3,706	3,128
2.02.02	Deferred Income	0	0
2.04	Shareholders’ Equity	5,569,560	5,405,336
2.04.01	Paid Up Capital Stock	2,596,272	2,596,272
2.04.02	Capital Reserves	309,178	309,178
2.04.02.01	Goodwill on Share Subscription	306,961	306,961
2.04.02.02	Other Capital Reserves	2,217	2,217
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Subsidiaries/Direct and Inidirect Associated Companies	0	0
2.04.04	Revenue Reserves	306,349	306,349
2.04.04.01	Legal	232,169	232,169
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	From Profits to Realize	74,180	74,180

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02.02 - BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2007	4 – 06/30/2007
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Deficit	2,357,761	2,193,537
2.04.06	Advance for Future Capital Increase	0	0

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03.01 - STATEMENT OF INCOME (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 – 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Deductions from Gross Revenue	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Expenses/Revenues	172,403	316,143	86,082	56,639
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General and Administrative Expenses	(4,807)	(13,328)	(3,406)	(12,435)
3.06.03	Financial	43,153	(63,681)	45,825	(54,313)
3.06.03.01	Financial Income	45,859	150,627	51,535	182,615
3.06.03.02	Financial Expenses	(2,706)	(214,308)	(5,710)	(236,928)
3.06.04	Other Operating Income	451	2,386	4,066	5,933
3.06.05	Other Operating Expenses	(287)	(948)	(825)	(1,548)
3.06.06	Equity Income	133,893	391,714	40,422	119,002
3.07	Operating Income	172,403	316,143	86,082	56,639
3.08	Non-Operating Income	(895)	(353)	52	300
3.08.01	Revenues	75	617	52	300
3.08.02	Expenses	(970)	(970)	0	0
3.09	Income Before Tax and Minority Interests	171,508	315,790	86,134	56,939
3.10	Provision for Income and Social Contribution	(10,014)	(33,539)	(20,183)	(42,883)
3.11	Deferred Income Tax	(5,984)	411	3,984	7,382
3.12	Statutory Interest/Contributions	0	0	0	0
3.12.01	Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	187,600	0	185,300
3.15	Income (Loss) for the Period	155,510	470,262	69,935	206,738

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03.01 - INCOME STATEMENT (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 – 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (UNITS)	362,488,413	362,488,413	362,488,413,887	362,488,413,887
	EARNINGS PER SHARE (REAIS)	0.42901	1.29732	0.00019	0.00057
	LOSS PER SHARE (REAIS)

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FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES COMMISSION)
ITR - Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER	Date: September 30, 2007

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

04.01 - NOTES TO FINANCIAL STATEMENTS

NOTES TO THE QUARTERLY INFORMATION AS OF 09/30/2007

(In thousand of Brazilian Reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“the Company”) is a joint stock publicly-held company, incorporated according to article 189 of Law 9,472/97 - Telecommunications General Law, as part of TELEBRÁS’ spin-off process, whose protocol and justification was approved on May 22, 1998.

The Company has as purpose to control companies developing fixed telephony public services in Region II of the General Concession Plan (“PGO”), approved by Decree 2,534 of April 2, 1998. Such control is exercised through Brasil Telecom S.A., which is a concessionaire responsible for the Switched Fixed Telephone Service (“STFC”) in Region II of PGO. In addition, the Company may participate in the capital of other companies.

The Company is registered at the Brazilian Securities and Exchange Commission (“CVM”) and at the U.S. Securities and Exchange Commission – SEC. Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also integrates Level 1 of Corporate Governance, and trades its American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”).

The control of the Company is exercised by SOLPART Participações S.A. (“SOLPART”), corresponding, at the quarter closing date, to 51.00% of the voting capital and 18.78% of the total capital.

Subsidiaries

a. Brasil Telecom S.A.

Brasil Telecom S.A. is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concession Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area, Brasil Telecom S.A. renders since July 1998 the STFC in the modalities of local and intra-regional long distance.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, Brasil Telecom S.A. obtained from the National Agency for Telecommunications (“ANATEL”), on January 19, 2004, authorizations for the Company to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, the Company began to exploit the Domestic and International Long Distance Services in all Regions, starting on January 22, 2004. In the case of the Local Service in the new regions and PGO sectors, the service began to be rendered as from January 19, 2005.

The concession agreements in force, under the modalities of local and long distance services, came into force as of January 1, 2006, effective until December 31, 2025. Additional information about these agreements is mentioned in Note 5.i.

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Information related to the quality and universalization targets of the Switched Fixed Telephone Service of its Subsidiary are available to interested parties on ANATEL’s homepage, on the website www.anatel.gov.br.

b. Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc.

The Company also holds the control of Nova Tarrafa Participações Ltda (“NTP”) and Nova Tarrafa Inc. (“NTI”). The purpose of these subsidiaries is the capital interest in Internet Group (Cayman) Limited (“iG Cayman”), which is focused on Internet access provision. iG Cayman is subsidiary of Brasil Telecom Serviços de Internet S.A, a company that is also an indirect subsidiary and operates in the internet segment.

NTP’s and NTI’s interest in iG Cayman on the quarter closing date represented 9.25% and 0.16%, respectively, and together with Brasil Telecom Serviços de Internet S.A. the total interest was 98.2% .

Indirect Subsidiaries

On August 1, 2006, was approved by Brasil Telecom S.A.’s Board of Directors the corporate restructuring of its subsidiaries. This restructuring, whose purpose is to optimize the controlling structure through company reduction, concentration of similar activities and simplification of inter-company corporate interest, began in the second semester of 2006. The alterations carried out in the current year are mentioned in the comments on the Companies’ performance below, when applicable. The corporate alterations performed in 2006 and 2007, carried out based on the book values, did not have material effects in the cost structure.

The subsidiary Brasil Telecom S.A. holds the control of the following companies:

a. 14 Brasil Telecom Celular S.A.

14 Brasil Telecom Celular S.A. (“BrT Celular”) is a wholly-owned subsidiary which operates since the fourth quarter of 2004 to provide Personal Mobile Service (“SMP”), with authorization to render such services to the Region II of the PGO.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrT Celular”) is a wholly-owned subsidiary whose main product is internet broadband services. It also provides both residential and corporate clients with a series of value added services, among which wireless internet access.

BrTI, on the other hand, has the control of the following companies:

(i) iBest Group

iBest has its operations concentrated in providing dialup connection to the Internet, sale of advertising space for disclosure in its portal and value-added service, and one of its main services is its internet connection speedup device. iBest activities are totally represented by Freelance S.A., established in Brazil. It also has the iBest Holding Corporation, constituted in Cayman Islands, which is not operating and does not have investments in other companies.

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(ii) iG Group

iG operates as an internet access provider, both dialup and broadband. It also provides value added services focused on the residential and corporate markets. In addition, iG also sells advertising space in its portal.

BrTI’s control over the iG Companies is attributed to its 88.81% share in the capital stock of Internet Group (Cayman) Limited (“iG Cayman”), located in the Cayman Islands.

iG Cayman is a holding which, in its turn, has the control of Internet Group do Brasil Ltda. (“iG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

Agência O Jornal da Internet Ltda. ("Jornal Internet")

BrTI holds thirty per cent interest in the capital stock of Jornal Internet, which aims at the commercialization of goods and services through the Internet, edition of daily newspapers or magazines, as well as the obtainment, generation and publication of news on selected facts. Seventy per cent of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, executive vice-president of the Company’s subsidiaries related to internet businesses.

c. Brasil Telecom Cabos Submarinos Ltda.

Brasil Telecom Cabos Submarinos Ltda. (”BrT CS”) was subsidiary of BrTI up to January 2, 2007. On such date BrTI reduced the portion of its capital stock held by Brasil Telecom S.A., using it to pay up part of the investment reduction in BrT CS, in the amount of R$132,678 thousand. Thus, Brasil Telecom S.A. is now the parent company of BrT CS, owning nearly all of the latter’s capital stock. BrTI continue to be holder of only a quota of the capital stock of BrT CS, corresponding to an interest below 0.01% .

BrT CS, jointly with its subsidiaries, operates through a system of submarine fiber optics cables, with connection points in the United States, Bermudas Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate clients.

BrT CS is holds 100% of the capital stock of Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), which, on its turn, holds the total shares of Brasil Telecom of America Inc. (“BrT of America”) and of Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”).

d. BrT Comunicação Multimídia Ltda.

Brasil Telecom S.A. held until April 10, 2007, 100% of the MTH Ventures do Brasil Ltda (“MTH”) capital, a holding company that controlled the capital of Brasil Telecom Comunicação Multimídia Ltda, with Brasil Telecom S.A. and BrTI holding the remaining equities. On the aforementioned date, the Extraordinary General Meeting deliberated the incorporation of MTH by Brasil Telecom S.A.

Today, Brasil Telecom S.A. has equities corresponding to 89.8% of the BrT Multimídia capital stock, with the remaining 10.2% held by BrTI.

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BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It performs nationwide through commercial agreements with other telecommunication companies to offer services to other regions in Brazil. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services.

e. Vant Telecomunicações S.A. ("VANT")

Company whose capital stock is practically totally held by Brasil Telecom S.A.. BrTI has only one share in VANT’s capital stock, representing less than 0.01% interest.

VANT aims at the rendering of multimedia communication services, acquisition and onerous assignment of capabilities and other means, operating in the main Brazilian state capitals.

f. Brasil Telecom Call Center S.A. ("BrT Call Center")

Formerly named as Santa Bárbara dos Pinhais S.A., the Company is already operating. Together with the change of its company name, decided in the shareholders meeting carried out on August 21, 2007, its social object has also been changed, and became call center service provisioning to third parties, including client services, active and receptive telemarketing, training, support, consulting services and similar activities, among others.

Change in the Management

During the third quarter of 2005, there were changes in the Company’s Board of Directors. The process of replacing the former managers, formerly related to the manager Opportunity, was litigious, according to various material facts published by the Companies during the 2005 and various lawsuits still in progress, filed by the former manager, aiming at retaking the Companies’ management.

Agreements as of April 28, 2005 under the Previous Management

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. executed with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an instrument named as “Merger Agreement” and a “Protocol” related thereto.

As mentioned in material facts published, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It is also subject-matter of discussion under arbitration involving the controlling shareholders.

The current management of Brasil Telecom Participações S.A. and of Brasil Telecom S.A. understands that the Merger Agreement, the respective Protocol, and other April 28 agreements, which included the waiver and transaction in lawsuits involving the Companies, were entered into with conflict of interests, breaching the laws and the Bylaws of the Companies, and also, in opposition to shareholders’ agreements and without the necessary corporate approvals. In addition, the actual management deems that such agreements are contrary to the best interest of the Companies, especially regarding its mobile telephony business.

Referring to the “Merger Agreement” mentioned in this note, the subsidiary Brasil Telecom S.A. and BrT Celular started on March 15, 2006 arbitration against TII and TIM, with the purpose of annulling it. The Company released a material fact on this matter on March 16, 2006.

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TIMI and TIMB sent to Brasil Telecom S.A. and BrT Celular a correspondence dated May 2, 2006, unilaterally terminating the referred “Merger Agreement”, reserving supposed right to indemnification for losses and damages, which is being dealt with in said arbitration. According to analyses of the Company’s legal advisors, the risk of losses referring to the supposed right to indemnification is remote and its amount is not possible to be measured. Also in May 2006, Telecom Italia International filed with Anatel and CADE, petitions requesting to file the operation related to the “Merger Agreement” due to lack of grounds.

2. PRESENTATION OF THE ACCOUNTING STATEMENTS

Preparation Criteria

The accounting statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the CVM - Comissão de Valores Imobiliários (Securities Commission) and rules applicable to telephony service concessionaires.

As the Company is registered with the SEC, it is subject to SEC’s standards, and it must prepare financial statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the disclosure of information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is identified as “PARENT COMPANY AND CONSOLIDATED”.

The amounts of judicial deposits bound to the provisions for contingencies are presented in a deductive way from the liabilities established. Also referring to the form of presentation, this quarterly information considers the requirements determined by CVM Resolution 488/05, especially, the segregation of assets in current and non-current groups, as well as pertaining to the latter, the creation of intangible assets subgroup. For comparative effect, previous year balances have been reclassified.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual amount of the fixed assets, provisions for doubtful accounts, inventories and deferred income tax and social contribution, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in different amounts due to the inaccuracy inherent to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

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Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of balances of the asset and liability accounts among the consolidated companies, as well as revenue and expenses of transactions among them.

  Elimination of the balances of the investment accounts and corresponding investor’s shareholdings, reserves and accumulated results in the consolidated companies; and.

  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

The conciliation of the net income and the shareholders’ equity belonging to the Parent Company and the Consolidated is shown below:

	NET INCOME		SHAREHOLDERS’ EQUITY
	09/30/07	09/30/06	09/30/07	09/30/07
PARENT COMPANY	470,262	206,738	5,569,560	5,405,336
Registrations carried out in the Subsidiary’s Shareholders’ Equity
Prescribed Dividends	(5,198)	(6,778)	-	-
Capitalized Interest in the Subsidiary	582	2,620	-	-
CONSOLIDATED	465,646	202,580	5,569,560	5,405,336

Supplementary Information

The Company is presenting as supplementary information the statement of cash flows, which was prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON. This statement is shown jointly with Note 17.

Report per Segment

The Company is presenting, supplementarily to note 42, the report per business segment. A segment is an identifiable component of the company, intended for service rendering (business segment), or provision of products and services which are subject to risks and compensations which are different among themselves.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated accounting statements.

a. Cash, Bank Accounts and High-Liquidity Investments: Financial investments are temporary high-liquidity investments, with immediate maturity. They are recorded at cost, plus income registered until the closing dates of the quarters presented, and do not exceed market value. Investment funds quotas are appreciated considering the quota values on the quarters closing dates.

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b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed until the quarters closing date. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the client. The criterion adopted for making the provisions for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. Future losses on the current receivables balance are estimated based on these historic percentages, which include accounts coming due and also the portion of services rendered yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Material Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and maintenance and goods inventories for resale, mainly composed of cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as provisions for losses. With regard to cell phones and accessories, BrT Celular records adjustments, in the cases in which the acquisitions presented higher values conforming them to the realization value.

d. Investments: Investments in subsidiaries are assessed using the equity method of accounting. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at acquisition cost, less provisions for losses, when applicable. The investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of provisions for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges resulting from obligations for financing assets and construction in progress are capitalized.

The expenditures incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair expenditures are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 28.

f. Intangible Assets: These mainly refer to licenses and rights to use software and regulatory licenses. The amortization of rights to use software is calculated by the straight-line method, for a five-year period and the regulatory licenses according to the terms determined by the regulatory agency. When benefits are not expected from a license or right connected to such asset, it is written off against the non-operating income.

g. Deferred Charges: Mainly refer to implementation and reorganization expenses. Amortization is calculated under the straight-line method, for a five-year term. When benefits are not expected from an asset, it is written off against non-operating income.

h. Income and Social Contribution Taxes: Corporate income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the social contribution negative basis are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters set forth in CVM Instruction 371/02.

i. Loans and Financing: These are restated by monetary and/or exchange variations and interest incurred until the quarter closing date. Equal restatement is applied to the guarantee contracts to hedge the debt.

j. Provisions for Contingencies: The contingency provisions are made based on a survey of the respective risks and they are quantified according to economic grounds and legal opinions on the contingency proceedings and facts known on the quarter closing date. The basis and nature of the provisions are described in Note 7.

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k. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when delivered and accepted by the clients. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. Revenue is not recognized if there is a significant uncertainty in its realization.

l. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

m. Financial Income (Expenses), Net: Financial income is recognized on an accrual basis and comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on shareholders’ equity, when credited, is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three Foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, the subsidiary Brasil Telecom S.A. recorded its actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts. Additional information relative to private pension plans is described in Note 6.

o. Profit Sharing: The provision for employees and management profit sharing is recognized on an accrual basis, being accounted as operating expense. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10,101/00 and the Company’s Bylaws.

p. Earnings or loss per share: Calculated based on the number of shares outstanding on the quarter closing date, which comprises the total number of shares issued, minus shares held in treasury.

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4. RELATED PARTIES TRANSACTIONS

Related parties transactions refer to operations of the Company with the subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltd. and Nova Tarrafa Inc.

Operations between related parties and the Company are carried out under regular market prices and conditions. The main transactions are:

Brasil Telecom S.A.

Sureties and Guarantees: (i) The Company renders sureties as guarantee of loans and financing owed by the Subsidiary to the lending financial institutions. Until the quarter, related to the guarantee benefit, the Company assessed revenues at the amount of R$ 2,702 (R$ 2,442 in 2006); and (ii) the Company renders guarantee surety for the Subsidiary, related to the contracting of insurance policies, guarantee of contractual liabilities (GOC), which amounted to R$ 97,457 (R$ 101,502 on 06/30/07). Up to closing of the quarter, in return to such surety, the Company registered an operating revenue of R$ 88 (R$ 198 in 2006).

Expenses and Accounts Receivable: resulting from transactions related share of resources. The balance receivable is R$ 1,052 (R$ 1.287 receivable on 06/30/07) and the amouts recorded in income in 2006, comprised operating expenses of R$ 337.

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALISYS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, for example, cash, bank accounts and high-liquid investments, accounts receivable, assets and liabilities of taxes, pension funds, among others, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and the subsidiaries’ business are the following:

a. Credit Risk

The majority of services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since Brasil Telecom S.A. and its subsidiaries may be subject to losses arising from the difficulty in receiving amounts billed to its clients. The consolidated default in the quarter was 2.23% (2.60% in 2006), taking into account the accounts receivable total losses in relation to gross revenue. By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

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The subsidiary Brasil Telecom S.A. operates in co-billing, concerning long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The co-billing accounts receivable are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulating agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. The Subsidiary separately controls receivables of this nature and maintains an allowance for losses that may occur, due to the risks of not receiving such amounts.

Regarding mobile telephony, the credit risk in cell phones sales and service rendering in the post-paid category is minimized with the adopt on of a credit pre-analysis. Still regarding to post-paid service, whose client base at the end of the quarter was 21.3% of the total portfolio (23.6% in 06/30/07), the accounts receivable are also monitored in order to limit the default rate and blocking the service (of phone traffic) when the bill is overdue for more than 15 days.

b. Exchange Rate Risk

Liabilities

The subsidiary Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 17.7% (18.3% on 06/30/07) of the total liabilities of consolidated loans and financing, minus the contracted hedge balances. In order to minimize this kind of risk, exchange hedge agreements are contracted with financial institutions. Of the debt installment consolidated in foreign currency, 52.4% (41.0% on 06/30/07) is covered by hedge operations in the exchange rate swap and dollar options mode and financial investments in foreign currency. Unrealized positive and negative effects in these operations are record against income as profit or loss.

Net exposure as per book and market values at the exchange rate risk prevailing is as follows:

CONSOLIDATED
	09/30/07		06/30/07
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans & Financing	642,334	669,150	707,525	738,906
Hedge Contracts	380,389	379,869	425,941	425,778
Total	1,022,723	1,049,019	1,133,466	1,164,684
Current	197,019	196,938	207,917	208,893
Long-term	825,704	852,081	925,549	955,791

The method used for calculating the market value (fair value) of swap instruments was future cash flows associated to each instrument contracted, discounted at market rates in force on the closing date of the quarter. For securities negotiable in organized markets, the market (fair) value is equivalent to the value of the last closing quotation available on the closing date of the quarter multiplied by the number of securities in circulation. For contracts in which the current contracting conditions are similar to those in which they have been originated, or that do not present parameters for quotation or contracting, market values are equal to accounting values.

c. Interest Rate Risk

Assets

Consolidated assets result from loans remunerated by rates mentioned below, as well as Bank Deposit Certificates (CDBs) with Banco de Brasília S.A. related to the guarantee to credit benefit granted by the Federal District Government under a program called Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRO-DF, (Program to Promote the Economic and Sustained Development of the Federal District), and the remuneration of these securities is equivalent to 95% of the SELIC rate.

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CONSOLIDATED
	Book and Market Value
	09/30/07	06/30/07
Assets
Loans (Includes Debentures)
Loans Subject to IGP-M, Column 27 (FGV) and IGP-DI	8,015	8,068
Securities subject to:
SELIC rate	3,604	3,510
Total	11,619	11,578
Current	1,638	1,426
Long-term	9,981	10,152

The book values are equal to market values, as the current contracting conditions for these types of financial instruments are similar to the ones in which those come from or do not present parameters for quotation or contracting.

Liabilities

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates bound to indexing units (TJLP, UMBNDES, CDI and IGP-DI). The inherent risk in these liabilities arises from possible variations in these rates. The Subsidiary has contracted derivative hedge contracts to 5.3% (9.3% on 06/30/07) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract instruments to protect against the variation of these rates. The positive or negative effects unrealized in these operations are recorded in results as gain or loss.

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In addition to loans and financing, the Controlled Company issued public debentures, non-convertible or exchangeable with shares. This liability has been contracted at interest rate bound to CDI and the risk arises in function of eventual rate increase.

The above mentioned liabilities on the balance sheet closing date are as follows:

CONSOLIDATED
	09/30/07		06/30/07
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	1,690,270	1,701,589	1,875,550	1,889,550
Debentures - CDI	1,121,195	1,120,746	1,089,622	1,089,622
Loans subject to UMBNDES	113,524	113,649	134,695	134,747
Hedge agreements on UMBNDES	6,821	6,781	12,436	12,276
Loans subject to IGP-DI	25,546	25,546	25,255	25,255
Other Loans (Fixed Rate)	28,790	28,790	31,942	31,942
Total	2,986,146	2,997,101	3,169,500	3,183,392
Current	457,425	461,638	574,705	579,999
Long-term	2,528,721	2,535,463	2,594,795	2,603,393

The method used for calculating the market value (fair value) of swap instruments was future cash flows associated to each instrument contracted, discounted at market rates in force on the closing date of the quarter. For securities negotiable in organized markets, the market (fair) value is equivalent to the value of the last closing quotation available on the closing date of the quarter multiplied by the number of securities in circulation. For contracts in which the current contracting conditions are similar to those in which they have been originated, or that do not present parameters for quotation or contracting, market values are equal to accounting values.

d. Risk of Not Binding Monetary Restatement Indexes of Loans and Financing to Accounts Receivable

Loan and financing rates contracted by the subsidiary Brasil Telecom S.A. are not bound to amounts of accounts receivable. Thus, a risk exists, since telephony fees adjustments do not necessarily follow increases in local interest rates, which affect the Subsidiary’s debts.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered probable risks are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are assessed through the equity method of accounting and the acquisition cost. Brasil Telecom S.A., Nova Tarrafa Participações Ltd. And Nova Tarrafa Inc. are subsidiaries, whose investments are assessed by the equity accounting.

Investments assessed at cost are immaterial in relation to total assets. Their associated risks would not cause significant impacts on the results of the Company in case of substantial loss.

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The amounts related to the investments are as follows:

	09/30/07		06/30/07
	Book Value	Market Value	Book Value	Market Value
Investments	3,984,256	10,246,168	3,849,873	10,144,015
Interests in Subsidiaries	3,976,089	10,238,001	3,841,782	10,135,924
With Stock Exchange Quotation	3,954,218	10,216,130	3,816,891	10,111,033
Without Stock Exchange Quotation	21,871	21,871	24,891	24,891
Other Investments	8,167	8,167	8,091	8,091

The Stock Exchange quotation investment refers to the interest in Brasil Telecom S.A. and its market value was evaluated based on the market quotation used in the negotiation between minority shareholders.

g. Financial Investment Risks

The company has temporary high-liquidity investments, in domestic currency, in financial investment funds (FIFs), and investments in its own portfolio of (based on post-fixed rates) private securities issued by first-tier financial institutions (CDBs). The FIFs portfolios are comprised of federal bonds (based on post-fixed, pre-fixed and foreign exchange rates) and CDBs issued by first-tier financial institutions (based on post-fixed rates). Funds may carry out non-leveraged derivative operations, aiming at protecting their portfolios and complying with the purposes established in their respective investment policies. The exposure to market risks is monitored everyday by the VaR (Value at Risk) methodology, which expresses the loss risk quantification in these investments.

The temporary high-liquidity investments, in foreign currency, are represented by overnight operations backed by securities issued by foreign financial institutions, with low credit risk.

The short-term investments, rated as temporary investments, are represented by investments in securities issued by the Republic of Austria, with remuneration bound to CDI.

The investments in CDBs and overnight operations are subject to credit risk of the financial institutions. Investments in foreign currency are subject to exchange rate risk.

The balances of financial investments and short-term investments - temporary investments - are shown in Notes 17 and 18, respectively.

h. Risk of Early Maturity of Loans and Financing

Liabilities resulting from financing, mentioned in note 36, concerning agreements of BNDES, public debentures and most of them referring to financial institutions, have clauses that estimate the early maturity of liabilities or retention of amounts pegged to debt covenants, in the cases in which certain levels for certain indicators are not reached, such as ratios of indebtedness, liquidity, cash generation and others.

For the financing agreements maintained with BNDES, the Company must comply with a set of financial ratios and in the event of non-compliance with some of these ratios, the Bank is allowed to request the temporary block of amounts, given as guarantee in a blocked account. . All indicators set forth in agreements are being complied with, thus there are no sanctions or penalties set forth in the agreement clauses entered into upon the Company.

i. Regulatory Risks

New Concession Agrements

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New Local and domestic long distance concession agreements were entered into by Brasil Telecom S.A. with Anatel, which took effect between January 1, 2006 and December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the businesses and several provisions defending the consumer’s interest, as noticed by the regulation body. The main highlights are:

  The burden of the concession defined as 2% of the net revenue from taxes, calculated every two years, started in 2006 fiscal year, whose initial payment took place on April 30, 2007 and then successively until the end of the concession. This calculation method, concerning accrual, corresponds to 1% for each fiscal year;
  The definition of new universalization targets, particularly AICE – Special Class Individual Access, of mandatory and progressive offer and the Telecommunications Service Centers - PST, with full burden for the Concessionaire;
  The possibility of the Regulating Agency imposing alternative plans of mandatory offer;
  The introduction of Regulating Agency’s right to intervene and modify agreements of the concessionaire with third parties;
  The inclusion of assets of the parent company, subsidiary, affiliated companies and third parties, indispensable to the concession, as reversible assets;
  The creation of the users’ board in each concession.

Interconnection tariffs are defined as a percentage public local and domestic long distance tariff until the effective implementation of cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

The amendment to the tariff method applicable to the STFC Basic Plan in the Local Modality Rendered under Public Scheme (PBS) – Conversion from Pulses to Minutes, and the implementation of the Alternative Service Plan of the Mandatory Offer (PASOO) shall be concluded in all areas of operations of the Company up to July 31, 2007, in compliance with the regulatory requirements defined by ANATEL set forth in Rules 423/05, 432/06 and 450/06This change enables the clients selecting one of two service plans of mandatory offer (PBS and PASOO), as well as exercising the right of requesting details on their local calls in the telephone bills.

The Bill of the Senate (PLS) 103/2007 and the Bill 1,481/2007, under priority progress, to amend Law 9,394/96 and Law 9,998/00, provide for the access to information digital networks in educational institutions and enable the use of funds raised by FUST by all the telecommunication operators, or even on a decentralized basis, by means of agreements of the federal government with other states. On the date of the preparation of this quarterly information is not possible to assess the future impacts of these Bills under process on Brasil Telecom S.A.’s results.

Overlapping of Licenses

When Brasil Telecom S.A. received the certification for achieving the universalization targets for 2003 was received, set forth by ANATEL, it had been already providing the fixed telephony service (“STFC”) in the intra-regional local and domestic long distance modalities (“LDN”) in the Region II of the General Concession Plan (“PGO”). After achieving the referred targets, ANATEL, in January 2004, issued authorizations that increase the possibility of Subsidiary’s operation: Local STFC and LDN in the Regions I and III of the PGO (and a few sectors of the Region II); International Long Distance (“LDI”) in the Regions I, II and III of the PGO; mobile telephony, by means of the subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”), in the Region II of the Personal Mobile Service (“SMP”). The already existing concession agreements were expanded, enabling LDN calls to any part of the Brazilian territory. If Telecom Italia International N.V. (“TII”) acquired an indirect interest in the Company or in Brasil Telecom S.A., these and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates under the new Brazilian telecommunications legislation. That would imply the ability of providing domestic (LDN) and international (LDI) fixed and mobile telephony services throughout the same regions of TIM’s, would be subject to risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780 establishing an 18-month period for TII to reacquire an indirect interest in the Company, as long as TII did not participate or vote on issues related to the overlapping of services offered by the Brasil Telecom S.A. and TIM, such as domestic and international long-distance and mobile services. On June 30, 2004, the Administrative Council of Economic Defense – CADE, in the records of the Writ of Prevention 08700.000018/2004 -68, set forth restrictions to the exercise of the control rights on the part of Telecom Italia International N.V. and its representatives at the board of directors of Solpart Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A.

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On April 28, 2005, TII and TIM and Brasil Telecom S.A. and BrT Celular entered into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. Among other reasons alleged, this merger operation was justified by the management of that time as possible solution to overlapping of regulatory licenses and authorizations with TIM, to remove sanctions and penalties, which could be imposed by ANATEL. The operation was forbidden by an injunction issued by the U.S. court. It is also subject-matter of discussion in the Brazilian Court and in arbitration involving controlling shareholders.

On July 7, 2005, ANATEL declared, by means of Act 51,450, that the counting of 18 month-term to solve the overlapping of licenses would start on the date of effective return of TII to the control group of Brasil Telecom S.A. On July 26, 2005, ANATEL, by means of Order 576/2005, declared that the counting of term had already started on April 28, 2005. Therefore, according to ANATEL, the interested companies shall adopt the measures necessary to eliminate the overlapping of the concessions until the end of referred term in October 2006, under the penalty of applying legal sanctions, which may affect either companies or both of them.

Depending on the final decision of ANATEL, these sanctions could have an adverse and material effect on businesses and operations of the Company and of 14 Brasil Telecom Celular S.A.

On October 18, 2006, the Board of Executive Officers of ANATEL, by means of its press agency, informed its previous consent to a new operation presented by Telecom Italia International (TII) with the purpose of unmaking the concession overlapping of the Personal Mobile Service (SMP) in Region II of the General Plan of Authorizations (PGA) and of the domestic and international long distance Switched Fixed Telephone Service (STFC) in regions I, II and III of the General Concession Plan (PGO).

This new operation comprised the transfer, to Brasilco S.r.l. (a wholly-owned subsidiary of TII, with headquarters in Italy), of the total voting shares held by TII in the capital stock of Solpart Participações S.A. (corresponding to 38%), the parent company of Brasil Telecom Participações S.A., of Brasil Telecom S. A. and of 14 Brasil Telecom Celular S. A. The stake of TII in Brasilco shall be managed independently by Credit Suisse Securities (Europe) Limited.

The Agency, upon its prior consent, maintained the prohibitions related to the vote and veto exercise in the resolutions related to the STFC services (LDN and LDI) and SMP.

With the effective implementation of the operation until October 28, 2006, the concession overlapping for the SMP exploitation in Region II of PGA and domestic and international long distance STFC in regions I, II and III of PGO would cease, as a communication of ANATEL of October 18, 2006, mentioned above.

On October 27, 2006, Brasil Telecom S.A. received the terms of resignation, dated October 20, 2006, from two members of its Board of Directors pointed by TII, as well as its respective alternate members. Also, on October 27, 2006, the Company received a letter from its controlling shareholder, SOLPART PARTICIPAÇÕES S.A., informing that TII had already transferred the shares in the terms approved by Anatel - however, within the deadline. On October 30, 2006, the Company disclosed to the market a material fact related to these two topics.

Also on October 30, 2006, ANATEL, through its press agency announced that Telecom Italia International would file with ANATEL on October 27,2006, therefore, within deadline, the supplementary documentation necessary to analyze and approve the new operation: (i) proof of Telecom Italia’s managers and deputies’ resignations in the Board of Directors of Brasil Telecom and Solpart Participações S.A.; and (ii) corporate documents related to the referred transfer of shares and to the independent management of Brasilco by Credit Suisse, in the capacity as Trustee of Telecom Italia.

Should Anatel’s approval be confirmed (still pending) of the documentation presented by TII to the Agency on October 27, 2006, confirming the operation implementation until October 28, 2006, the concession overlapping for SMP exploitation in Region II of PGA and STFC domestic and international long distance in regions I, II and III of PGO would cease.

On November 2006, TII submitted to Anatel the concentration act with Brasilco. During same month, Anatel, observing the procedural progress, it submitted this operation to the Administrative Council of Economic Defense - CADE.

On May 25, 2007, Anatel officially published the decision of granting to TIM new grants of STFC, this time under the local modality, in the Regions I, II and III of the General Concession Plan, (Act 65,152 as of May 24, 2007).

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On July 18, 2007, Brasil Telecom Participações S.A. and Brasil Telecom S.A., jointly with 14 Brasil Telecom Celular S.A., Zain Participações S.A., Invitel S.A., Solpart Participações S.A., Techold Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Petros – Fundação Petrobras de Seguridade Social, Fundação dos Economiários Federais – Funcef, Investidores Institucionais Fundo de Investimento em Ações, Fundação 14 de Previdência Privada, Fundação Vale do Rio Doce de Seguridade Social – Valia, Citigroup Venture Capital International Brazil, L.P., Citigroup Venture Capital International Brazil, Ltd., International Equity Investments Inc., Citibank, N.A., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Angra Partners Consultoria Empresarial e Participações Ltda., on the one hand, and Telecom Italia International N.V., Telecom Italia S.p.A., Brasilco S.R.L., Credit Suisse Securities (Europe) Limited, Tim Brasil Serviços e Participações S.A. and Tim International N.V., on the other hand (“Telecom Italia”), signed a Mutual Waiver Agreement, by means of which the signatory parties undertake, provided that they are granted prior authorization of the proper corporate bodies and upon the effective acquisition by Previ, Petros and Funcef, or by Techold, as the case may be, of the entire shareholding represented by shares issued by Solpart held by Brasilco (“Brasilco Shares”) to waive pleadings and dismiss ongoing disputes at the Judiciary Branch and at international Arbitration Courts, involving the Companies and its shareholders, direct or indirect, on the one hand, and Telecom Italia and its subsidiaries, on the other hand.

With the Mutual Waiver Agreement, current and potential litigations involving Brasil Telecom and Brasil Telecom Participações and its subsidiaries and the companies of Telecom Italia Group, will be closed, amongst others, including the end of arbitrations aimed at nullifying the Incorporation Agreement of BrT Celular , started on March 15, 2006, and mentioned in the relevant fact disclosed by the Companies on March 16, 2006.

Brasil Telecom S.A. and Brasil Telecom Participações S.A. also clarified, by means of material fact, that they are not parties of the Brasilco Share Purchase Agreement, and they are not parties of any other agreements which may have been entered into concurrently to the Mutual Waiver Agreement.

On October 11, 2007, Techold Participações S.A. exercise, in a irrevocable and indefeasible way, its right of first refusal to acquire all the shares issued by Solpart Participações S.A. and held by Brasilco S.r.l., as provisioned in the Solpart Shareholders Agreement, under the terms and conditions, and by the price, established in the Purchase Agreement of Shares and the Letter Agreement executed on July 18, 2007.

The effective acquisition of Brasilco Shares, which is subject to approval of the National Telecommunications Agency - ANATEL and to other conditions, will enable to close the existing administrative proceedings regarding the overlapping of telephony licenses (STFC, SMP, LDN and LDI) among companies of Brasil Telecom Group and Telecom Italia Group and, thus, permanently removing the possibility of material adverse impact on the businesses and interests of the companies of Brasil Telecom Group.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, of its subsidiary Brasil Telecom S.A. and its subsidiaries. These companies are better described jointly, and can be referred to as “Brasil Telecom Companies” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”.

a. Supplementary Pension Plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

The Bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is bound to the acts signed with the foundations, with the agreement of the Secretaria de Previdência Complementar - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the fiscal year closing date. In the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 fiscal year, when the regulations of CVM Resolution 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing these surpluses.

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The characteristics of the supplementary pension plans sponsored by the Company are described below:.

FUNDAÇÃO 14

Private Pension Fundação 14 was created in 2004 and since 3/10/05 has been in charge of the management and operation of the TCSPREV pension plan. On such a date, it entered into an administration agreement with SISTEL, so that the latter would provide management and operating services to the TCSPREV and PAMEC-BrT plans up to 9/30/06. From this date on, Fundação 14 took over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

This defined contribution and settled benefit plan was introduced on 02/28/00. On 12/31/01, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar – SPC of document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new contracted ones. However, concerning the defined contribution group, this plan started being offered as of March 2005. TCSPREV currently provides assistance to nearly 65.6% of the staff.

Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$20,070.00 for 2007. Participants have the option to make additional contributions to the plan, but without parity of the Company. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of joining the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged into TCSPREV on 12/31/01.

The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan – PBS-A, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000. SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00.

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Contributions may occur in case of accumulated deficit. On 12/31/06, the actuarial appraisal date, the plan presented a surplus.

PAMA - Health Care Plan for Retirees / PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 01/31/00, for the beneficiaries of the PBS-TCS Group, merged on 12/31/01 into TCSPREV (plan currently managed by Fundação 14) and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations. According to a legal and actuarial appraisal, the Sponsor’s responsibility is exclusively limited to future contributions. From March to July 2004 and from December 2005 to April 2006, an incentive optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PAMA/PCE.

The contributions for this plan corresponding to 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several sponsors company. In the case of Brasil Telecom, the PBS-TCS was merged into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PAMA/PCE are also carried out.

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company incorporated by Brasil Telecom S.A. at the end of 2000. The main purpose of the Company sponsoring FBrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended. Currently, BrTPREV provides assistance to nearly 24.6% of the staff.

Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age and limited to R$20,761.00 for 2007. Participants have the option to make additional contributions to the plan but without parity of the sponsor. The sponsor is responsible for the administrative expenses and risk benefits.

Fundador - Brasil Telecom e Alternativo - Brasil Telecom
Defined benefits plans destined to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans assist approximately 0.14% of the staff.

The regular contribution by the sponsor is equal to the regular contribution of the participant, rates of which are variable rates according to age, service time and salary. With the Alternativo Plan - Brasil Telecom, the contributions are limited to three times the ceiling benefit of INSS and the participant also pays an entry fee depending on the age of joining the plan.

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Actuarial Insufficiency of the Plans

The mathematical reserve to amortize, corresponding to the current value of the sponsor’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated 1/25/02. From this maximum term, remains fourteen years and three months for total liquidation, and in the current period to the quarter, an amount of R$ 117,330 (R$ 96,149 in 2006) has been already amortized.

b. Stock Call Option Plan for Management and Employees
The Extraordinary Shareholders’ Meeting of the subsidiary Brasil Telecom S.A. held on April 28, 2000, approved the general plan to grant stock call options to its officers and employees, including those connected to its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each class of stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to shareholders of the respective company. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives established by the Board of Directors for a five-year period. Up to the quarter closing date no option had been granted.

Program B

The exercise price is established by the management committee based on the market price of one thousand shares on the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the way and terms presented as follows:

	First Grant		Second Grant		Third Grant
	As from	Deadline	As from	Deadline	As from	Deadline
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/22/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/22/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/22/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Since December, 2004 until the quarter closing date options were not granted.

Information related to the general plan to grant call options is summarized below:

	09/30/07
	Preferred Share Options	Average Exercise Price R$
Initial balance in the quarter	261,679	13.00
Final balance in the quarter	261,679	13.00

There has been no granting of call options exercised until the quarter closing date and the representation of the options balance in relation to the total of outstanding shares of the subsidiary Brasil Telecom S.A. 0.05% (0.05% on 06/30/07)

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the respective premiums, calculated based on the Black&Scholes method, for the Subsidiary, would be R$ 1,607 (R$ 532 in 2006).

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c. Other Benefits to Employees

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

a. Contingencies Liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. These proceedings are under discussion in the administrative or judicial spheres, in all the jurisdictions, from the initial to the extraordinary ones.

In a number of situations, due to legal requirement or as a caution measure, judicial deposits are made to assure the continuity of the proceedings in discussion. Judicial deposits related to risk contigencies of possible and remote loss are shown in Note 24.

We emphasize that, in some cases, similar subjects may be ranked in different risk degree rates, and this is justified by the facts and the peculiar status related to each proceeding.

Labor Claims

The provisions for labor claims include an estimate by the Company’s management, supported by the opinion of its legal advisors, of the probable losses related to lawsuits filed by employees, former employees of the Company, and of service providers related to the labor matter.

Tax Suits

The provisions for tax contingencies refer especially to questions related to tax collection and resulting from divergent opinions between the legal counselors of the Company and Tax Authorities.

Civil Suits

The provisions for civil contingencies refers to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony programs and suit for damages and consumer lawsuits.

Classification by Risk Level

Contingencies for Probable Risk

Contingencies for probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	09/30/07	06/30/07	09/30/07	06/30/07
Provisions	4,648	4,499	1,112,755	1,088,039
Labor	-	-	446,390	464,131
Tax	4,596	4,447	248,819	235,596
Civil	52	52	417,546	388,312
Bound Judicial Deposits	-	-	(298,668)	(306,096)

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Labor	-	-	(225,088)	(240,405)
Tax	-	-	(22,945)	(19,725)
Civil	-	-	(50,635)	(45,966)
Total Provisions, Net of Judicial Deposits	4,648	4,499	814,087	781,943
Current	14	14	145,591	153,683
Long-term	4,634	4,485	668,496	628,260

Labor

Variations occured in 2007:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/06	-	487,266
Variations to the Result	-	83,348
Monetary Restatement	-	37,847
Revaluation of Contingent Risks	-	11,506
Provision of New Shares	-	33,995
Payments	-	(124,224)
Subtotal I (Provisions)	-	446,390
Judicial Deposits Bound on 12/31/06	-	(244,579)
Variations of Judicial Deposits	-	19,491
Subtotal II (Judicial Deposits)	-	(225,088)
Balance on 09/30/07 Net of Judicial Deposits	-	221,302

The main objects affecting the provisioned labor contingencies are:

(i) Risk Premium - related to the claim of additional payment for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii) Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. The effects are related to the repercussion of the salary increase supposedly due on the other sums calculated based on the employees’ salaries.

(iii) Career Plan - related to the request for application of the career and salaries plan for employees of Brasil Telecom S.A., the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv) Joint/Subsidiary Responsibility - related to the request to ascribe responsibility to the subsidiary Brasil Telecom S.A., made by outsourced personnel, due to supposed nonobservance of their labor rights by their direct employers;

(v) Overtime - refers to the pleading for salary and additional payment due to labor supposedly performed beyond the contracted work time;

(vi) Reintegration - pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of terminating labor contract without cause;

(vii) Request for the application of regulation, which established the payment of the percentage incurring on the Company’s income, attributed to the Santa Catarina Branch; and

(viii) Supplement of FGTS fine arising from understated inflation – it refers to requests to supplement indemnification of FGTS fine, due to the recomposition of accounts of this fund by understated inflation.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all amounts paid for this purpose.

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Tax

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/06	4,208	178,710
Variations to the Result	388	85,144
Monetary Restatement	350	12,819
Revaluation of Contingent Risks	31	37,365
Provision of New Shares	7	34,960
Payments	-	(15,035)
Subtotal I (Provisions)	4,596	248,819
Judicial Deposits Bound on 12/31/06	-	(1,882)
Variations of Judicial Deposits	-	(21,063)
Subtotal II (judicial Deposits)	-	(22,945)
Balance on 09/30/07 Net of Judicial Deposits	4,596	225,874

The main suits provisioned refer to the following controversies:

(i) Social Security - related to the failure in paying the social security contribution in the payment made to cooperatives, as well as divergences in the comprehension about allowances that comprise the contribution salary;

(ii) Federal Taxes - several additional fiscal assessments that require the payment of taxes and federal contributions on facts qualified in a supposedly inadequate way or on differences when determining and estimating these taxes; and

(iii) State Taxes - claim for payment of the ICMS tax on operations that, according to the comprehension of the taxpaying party, are not subject to taxation based on this tax, and discussions on ICMS credits, which validity or legal status is contested by the State Tax Authorities.

Civil

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/06	52	346,304
Variations to the Result	-	268,229
Monetary Restatement	-	18,901
Revaluation of Contingent Risks	-	190,517
Provision of New Shares	-	58,811
Payments	-	(196,987)
Subtotal I (Provisions)	52	417,546
Judicial Deposits Bound on 12/31/06	-	(33,030)
Variations of Judicial Deposits	-	(17,605)
Subtotal II (judicial Deposits)	-	(50,635)
Balance on 09/30/07 Net of Judicial Deposits	52	366,911

The suits provisioned are:

(i) Review of contractual conditions - lawsuit where a company which supplies equipment filed legal action against the subsidiary Brasil Telecom S.A., asking for a review of contractual conditions due to economic stabilization plans;

(ii) Capital Participation Agreements - TJ/RS (court of appeals) has been firmly positioned as to the incorrect procedure previously adopted by the former CRT in lawsuits related to the application of a rule enacted by the Ministry of the Communications. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(iii) Client service centers - public civil actions, comprising the closing of client services centers;

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(iv) Free Mandatory Telephone Directories – LTOG’s - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v) Other lawsuits - related to various lawsuits in progress, comprising civil liability suits, indemnifications for contractual termination and consumer matters under procedural progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Contingencies for Possible Risk

The composition of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	09/30/07	06/30/07	09/30/07	06/30/07
Labor	9,812	9,493	548,649	535,991
Tax	49,057	35,955	2,447,256	2,366,053
Civil	406	394	818,290	750,991
Total	59,275	45,842	3,814,195	3,653,035

Labor

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/06	8,866	488,474
Monetary Restatement	946	51,554
Revaluation of Contingent Risks	-	(66,268)
New Shares	-	74,889
Amount estimated on 09/30/07	9,812	548,649

The main objects that comprise the possible losses of a labor nature are related to joint/subsidiary responsibility, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions and the request for remuneration consideration for work hours supposedly exceeding the regular workload of hours agreed also contributed to the amount mentioned.

Tax

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/06	30,665	2,176,063
Monetary Restatement	3,146	192,516
Revaluation of Contingent Risks	2,224	(45,227)
New Shares	13,022	123,904
Amount estimated on 09/30/07	49,057	2,447,256

The major existing suits are represented by the objects below:

(i) INSS additional fiscal assessments on the addition of captions in the contribution salary supposedly due by the company;

(ii) Additional fiscal assessments promoted by the Secretaria da Receita Federal (Federal Revenue Secretariat), resulting from divergences between DCTF and DIPJ;

(iii) Public civil suits questioning the supposed transfer of PIS and COFINS taxes to end consumers;

(iv) ICMS incurring on international calls, which tax responsibility for the collection is assigned to other operator;

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(v) ICMS - credit and respective tax rate differential in interstate acquisitions made by the Company;

(vi) ICMS - additional fiscal assessments on the supposed incurrence of tax on the activities described in the Agreement No. 69/98;

(vii) IR-Withheld at Source - on operations related to the protection for debt coverage;

(viii) Universalization Fund for Telecommunications Service - FUST - in terms of illegal retroactivity, according to the comprehension of the Company, of the effects from the change of interpretation of its calculation basis by ANATEL; and

(ix) ISS - supposed incurrence on communications auxiliary services and discussion on services taxed by the cities listed in the Complementary Law 116/2003.

Civil

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/06	-	606,938
Monetary Restatement	24	51,324
Revaluation of Contingent Risks	-	(88,013)
New Shares	382	248,041
Amount estimated on 09/07/07	406	818,290

The major existing suits are represented by the objects below:

(i) Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs, together with Brasil Telecom S.A., intend to repay in lawsuits related to the contracts resulting from the Community Telephony Program. Such proceedings are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice.

(ii) Lawsuit for damages and consumer; and

(iii) Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied to a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services.

Letters of Guarantee

The Company holds contracts for letters of guarantee executed with financial institutions, as a complementary guarantee for judicial proceedings in provisional foreclosure and for attending bidding processes with ANATEL. The total amount of guarantees contracted and in force on the closing date corresponds to R$ 15,022 (R$ 14,379 on 06/30/07) and R$ 1,159,946 (R$ 825,033 on 06/30/07) for consolidated purposes. The commission charges in these contracts are based on market rates.

b. In-progress Contingencies

As follows, the tax claims promoted by the Company and Brasil Telecom S.A. are shown, through which the recovery of tax paid is claimed, calculated differently from interpretation sustained by its legal advisers.

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by the Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law.

Part of the suits filed by the Controlled Company, in terms of the extension of COFINS tax calculation basis, transited “in rem judicatam” during 2006. It is waiting for the judgment of other processes, which success evaluation in future fund input is considered probable, where the estimated amount to refund not posted in accounting is R$ 145,288 (R$ 126,792 for COFINS and R$ 18,496 for PIS) for the Company and R$ 162,438 for Consolidated (R$ 127,772 for COFINS and R$ 34,666 for PIS).

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8. SHAREHOLDER’S EQUITY

a. Capital Stock

At the Shareholders General Meeting, held on April 27, 2007, the grouping of shares representing the capital stock of the Company was approved. Resulting from this process, The shares will be grouped at the ratio of one thousand (1,000) share per one (1) share, and the capital stock will be represented by 134,031,688 common shares and 229,937,525 preferred shares, totaling 363,969,213 shares issued, and of which total amount of 1,480,800 common shares will be kept in treasury.

The Company is authorized to increase its capital stock, according to a resolution of the Board of Executive Officers, in a total limit of seven hundred million (700,000,000) common or preferred shares, observing the legal limit of two thirds (2/3) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Executive Officers, the Company’s capital may be increased by the capitalization of retained earnings or reserves prior to this allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization may be effected without modifying the number of shares.

The capital stock is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Executive Officers, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporate Law.

The preferred shares do not have voting rights, except in the cases specified in sole paragraphs of article 11 and 14 of the Bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital stock by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the date of the end of the quarter is R$ 2,596,272 (R$ 2,596,272 on 06/30/07), represented by shares without par value as follows:

Share Type	Total Shares		Treasury Stock		Outstanding Shares
	09/30/07	06/30/07	09/30/07	06/30/07	09/30/07	06/30/07
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	229,937,525	229,937,525	-	-	229,937,525	229,937,525
Total	363,969,213	363,969,213	1,480,800	1,480,800	362,488,413	362,488,413

	09/30/07	06/30/07
Book Value per Outstanding Share (R$)	15.36	14.91

In the calculation of the book value the common shares held in treasury are deducted.

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b. Treasury Stock

Treasury stocks derive from Stock Repurchase Programs, carried out between 2002 and 2004. On 09/13/04, the material fact of the current proposal approved by the Company’s Board of Executive Officers was published, for the repurchase of preferred and common stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale.

The quantity of treasury stocks was the following:

	09/30/07		06/30/07
	Common Shares	Amount	Common Shares	Amount
Initial balance in the quarter	1,480,800	20,846	1,480,800	20,846
Final balance in the quarter	1,480,800	20,846	1,480,800	20,846

History cost in the acquisition of shares in treasury stock (R$ per share)	09/30/07	06/30/07
Weighed Mean	14,08	14,08
Minimum	12,40	12,40
Maximum	17,00	17,00

The unit cost in the acquisition considers the totality of stock repurchase programs.

Until the quarter closing date, there were no disposals of purchased common shares.

Market Value of Treasury Stocks The market value of treasury stocks on the quarter closing date was the following:

The Company maintains the balance of shares in treasury in a proper account in its accounting. For presentation purposes, the cumulated profit account balance, which originated the repurchase of these shares, is shown as follows:

	09/30/07	06/30/07
Number of preferred shares held in treasury	1,480,800	1,480,800
Quotation per share on BOVESPA (R$)	48.89	53.90
Market Value	72,396	79,815

The Company keeps the balance of treasury stocks in a separate account. For presentation purposes, the retained earnings account balance, which originated the repurchase of such shares, is represented as follows:

	09/30/07	06/30/07
Balance presented in Accounting	2,378,607	2,214,383
Treasury Stocks	(20,846)	(20,846)
Retained Earnings Balance, net of Treasury Stocks	2,357,761	2,193,537

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

Page: 34

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital stock or to absorb losses.

Unrealized Income Reserve: constituted in the years in which the mandatory dividend amount, calculated in accordance with the bylaws or article 202 of Law no. 6,404/76, exceeded the realized portion of the net income for the year. The reserve may absorb losses in subsequent years or, when realized, comprises the adjusted net income calculation for purposes of distribution of dividends. According to the update promoted by Law no. 10,303/01, the income recorded in the unrealized income reserve as from 2002 shall be considered by the amount of the own postponed dividend. However, the unrealized income reserve during the effectiveness of the previous rule, when realized, will continue to comprise the calculation basis of the dividends, which is the case of the unrealized income reserve existing in the Company.

Retained Earnings: composed of remaining profit balances of net income for the year, adjusted according to the terms of article 202 of Law no 6,404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated at the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s Bylaws.

As a result of a resolution by the Board of Executive Officers, the Company may pay or credit, as dividends, interest on shareholders’ equity (“JSCP”), under the terms of article 9, paragraph 7, of Law 9,249, as of 12/26/95. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with article 44 of the Company’s Bylaws.

The interest on shareholders’ equity credited to shareholders and which shall be attributed to dividends, net of income tax, as part of the proposal to allocate results for the fiscal year to close at 2007 year-end, to be submitted for approval of the General Shareholders’ Meeting, was the following:

	09/30/07	09/30/06
Interest on Shareholders’ Equity - JSCP -Credited	187,600	185,300
Common Shares	68,600	67,759
Preferred Shares	119,000	117,541
Withholding Income Tax (IRRF)	(28,140)	(27,795)
Net Interest on Shareholders’ Equity	159,460	157,505

Page: 35

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES RENDERED

CONSOLIDATED
	09/30/07	09/30/06
Fixed Telephone Service
Local Service	4,906,998	5,206,424
Activation fees	13,171	19,556
Subscription	2,632,288	2,636,017
Fixed	846,692	1,041,903
Mobile Fixed - VC1	1,388,654	1,473,040
Rent	872	1,163
Other	25,321	34,745

Long Distance Service	2,203,937	2,048,586
Intra-Sectorial Fixed	645,529	663,109
Intra-Regional Fixed (Inter-Sectorial) Fixed	200,592	230,002
Inter-Regional Fixed	182,450	196,349
VC2	589,346	519,204
Fixed Origin	216,596	209,232
Mobile Origin	372,750	309,972
VC3	553,135	405,930
Fixed Origin	270,002	166,082
Mobile Origin	283,133	239,848
International	32,885	33,992

Interconnection	249,890	328,249
Fixed Fixed	168,255	223,262
Mobile Fixed	81,635	104,987

Cession of Means	262,369	246,932
Public Telephony Service	408,211	402,175
Supplementary Services, Intelligent Network and Advanced Telephony	294,647	264,564
Other	26,408	31,654

Total Fixed Telephone Service	8,352,460	8,528,584

Mobile Telephone Service
Telephony	1,285,146	749,644
Subscription	329,387	200,925
Utilization	395,523	269,005
Additional per Call	5,018	4,459
Roaming	13,417	9,389
Interconnection	453,020	172,716
Added Value Services	73,059	75,804
Other Services	15,722	17,346

Sale of Goods	195,685	189,817
Cell phones	189,997	182,508
Electronic Cards - Brasil Chip, Accessories and Other Goods	5,688	7,309

Total of Mobile Telephony Service	1,480,831	939,461
To be continued

Page: 36

... continued.

CONSOLIDATED
	09/30/07	09/30/06
Data Transmission Services and Others

Data Transmission	1,701,228	1,378,422
Other Services of Main Activities	332,701	262,904

Total Data Transmission Services and Others	2,033,929	1,641,326

Gross Operating Revenue	11,867,220	11,109,371

Deductions from Gross Income	(3,684,749)	(3,553,752)
Taxes on Gross Income	(3,232,167)	(3,166,026)
Other Deductions on Gross Income	(452,582)	(387,726)

Net Operating Income	8,182,471	7,555,619

10. COSTS OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the rendering of services and sales of goods are as follows:

CONSOLIDATED
	09/30/07	09/30/06
Interconnection	(1,705,009)	(1,541,096)
Depreciation and Amortization	(1,556,182)	(1,689,970)
Third Parties Services	(701,358)	(672,826)
Rent, Leasing and Insurance	(235,833)	(260,500)
Sold Goods	(182,278)	(199,593)
Personnel	(108,351)	(133,982)
Profit Sharing - Employees	(15,242)	(17,101)
Means of Connection	(94,859)	(75,095)
Burden of the Concession	(52,310)	(50,435)
Material	(51,966)	(53,311)
FISTEL	(48,748)	(36,375)
Other	(3,366)	(3,228)
Total	(4,755,502)	(4,733,512)

11. COMMERCIALIZATION OF SERVICES
(Sales Expenses)

The expenses related to commercialization activities are detailed according to the following nature:

CONSOLIDATED
	09/30/07	09/30/06
Outsourced Services	(535,855)	(545,134)
Losses with Accounts Receivable	(249,450)	(304,971)
Provision/Reserve for Doubtful Receivables	(14,744)	16,470
Personnel	(169,518)	(177,748)
Profit Sharing for Managers and Employees	(15,876)	(16,901)
Rental, Leasing and Insurance	(45,161)	(6,418)
Material	(34,888)	(20,105)
Depreciation and Amortization	(14,255)	(12,359)
Others	(18,275)	(22,433)
Total	(1,098,022)	(1,089,599)

Page: 37

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses, are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06	09/30/07	09/30/06
Outsourced Services	(4,337)	(6,097)	(547,544)	(532,561)
Depreciation and Amortization	(196)	(235)	(246,530)	(241,950)
Personnel	(3,425)	(3,374)	(129,531)	(139,568)
Profit Sharing for Managers and Employees	-	-	(28,349)	(25,669)
Rental, Leasing and Insurance	(5,365)	(2,720)	(34,573)	(31,311)
Material	-	-	(2,760)	(16,139)
Others	(5)	(9)	(1,044)	(1,611)
Total	(13,328)	(12,435)	(990,331)	(988,809)

13. OTHER OPERATING REVENUES, NET

The remaining revenues and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06	09/30/07	09/30/06
Penalties	(3)	(23)	78,300	42,384
Operational Infrastructure Rental and Others	-	-	63,223	63,095
Taxes and Expenses Refunded	80	2,742	51,869	134,673
Technical and Administrative Services	1,977	3,104	44,376	45,639
Reversion of Other Provisions	-	47	31,979	22,816
Agreement for Dispute with Telecommunications Companies	-	-	13,634	(5,606)
Subsidies and Donations Received	-	-	11,958	9,166
Dividends from Investments Assessed for Acquisition Cost	329	3	711	265
Contingencies - Provision(1)	(388)	(834)	(436,721)	(335,311)
Goodwill Amortization on the Acquisition of Investments	-	-	(67,777)	(61,324)
Taxes (Other than Gross Revenue, Corporate Income Tax and Social)	(340)	(492)	(52,463)	(58,792)
Court Fees	-	-	(35,880)	(24,630)
Pension Funds - (Provision) Reversion	-	-	(12,266)	(28,270)
Donations and Sponsorships	-	(10)	(6,745)	(6,321)
Results on Write-Off of Repair/Resale Inventories	-	-	(1,700)	(36)
Indemnifications - Labor, Telephony and Others	-	-	(126)	(87)
Other Revenues (Expenses)	(217)	(152)	(11,045)	(161)
Total	1,438	4,385	(328,673)	(202,500)
Other Operating Income	2,386	5,933	324,210	372,632
Other Operating Expenses	(948)	(1,548)	(652,883)	(575,132)
Revenues and expenses of the same nature are represented by the net value.
(1) Provisions for contingencies are described in note 7

Page: 38

14. FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06	09/30/07	09/30/06
Financial Income	150,627	182,615	450,986	464,984
Domestic Currency	150,624	180,832	442,691	461,664
On Rights in Foreign Currency	3	1,783	8,295	3,320
Financial Expenses	(214,308)	(236,928)	(819,453)	(929,878)
Domestic Currency	(26,578)	(41,581)	(486,617)	(539,071)
On Liabilities in Foreign Currency	(130)	(10,047)	(65,064)	(125,335)
Interest on Shareholder’s Equity	(187,600)	(185,300)	(267,772)	(265,472)
Total	(63,681)	(54,313)	(368,467)	(464,894)

15. NON-OPERATING REVENUES (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06	09/30/07	09/30/06
Provision (Reversal) for Realization Amount and Losses of Property,	-	-	8,794	3,541
Plan and Equipment and Properties for Sale
Reversal for Investments Losses	617	225	2,878	5,394
Result in Fixed Assets and Deferred Write-Off	-	15	(1,759)	(11,996)
Gain (Loss) with Investments	(970)	60	(974)	102
Amortization of Goodwill on Merger	-	-	(126)	(5,859)
Result in Investment Write-Off	-	-	8	-
Provision for Losses with Fiscal Incentives	-	-	-	(14,473)
Other Non-Operating Expenses	-	-	(1)	(105)
Total	(353)	300	8,820	(23,396)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

Income tax and social contribution on income are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on income recognized in the income statement are as follows:

Page: 39

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06	09/30/07	09/30/06
Income Before Taxes and Interest	315,790	56,939	650,296	52,909
Income of Companies Not Subject to Income Tax
and Social Contribution Calculation	-	-	20,133	52,241
Total of Taxeble Income	315,790	56,939	670,429	105,150
Corporate Income Tax - IRPJ
IRPJ on Taxable Income (10%+15%=25%)	(78,948)	(14,235)	(167,608)	(26,288)
Permanent Additions	(2,432)	(11,900)	(41,281)	(28,971)
Amortization of Goodwill	-	-	(17,175)	(6,468)
Exchange Variation on Investments	(48)	(36)	(2,663)	(5,022)
Equity in Subsidiaries	-	(11,420)	-	-
Non-Operating Equity in Subsidiaries	(243)	-	(747)	(3,618)
Other Additions	(2,141)	(444)	(20,696)	(13,863)
Permanent Exclusions	57,006	72	13,830	9,337
Investment Dividends at Acquisition Cost	82	1	178	66
Equity in Subsidiaries	56,770	-	-	-
Recovery of Federal Taxes	-	-	-	1,387
Other Exclusions	154	71	13,652	7,884
Tax Losses Offset	-	-	2,067	1,813
Others	18	19	1,072	1,716
Effect of IRPJ on Statement of Income	(24,356)	(26,044)	(191,920)	(42,393)
Social Contribution on Net Income - CSLL
CSLL on Taxed Result (9%)	(28,421)	(5,125)	(60,339)	(9,464)
Permanent Additions	(874)	(4,283)	(13,784)	(9,389)
Amortization of Goodwill	-	-	(6,183)	(2,329)
Equity in Subsidiaries	-	(4,111)	-	-
Exchange Variation on Investments	(17)	(13)	(959)	(1,808)
Non-Operating Equity in Subsidiaries	(87)	-	(269)	(1,303)
Other Additions	(770)	(159)	(6,373)	(3,949)
Permanent Exclusions	20,524	26	4,281	2,789
Investments Dividends at Acquisition Costs	30	-	64	24
Equity in Subsidiaries	20,438	-	-	-
Recovery of Federal Taxes	-	-	-	499
Other Exclusions	56	26	4,217	2,266
Offset of Negative Calculation Basis	-	-	739	653
Others	(1)	(75)	148	(46)
Effect of CSLL on Statement of Income	(8,772)	(9,457)	(68,955)	(15,457)
Effect of IRPJ and CSLL on Statement of Income	(33,128)	(35,501)	(260,875)	(57,850)

Page: 40

17. CASH, BANK ACCOUNTS AND HIGH-LIQUIDITY INVESTMENTS

PARENT COMPANY	CONSOLIDATED

	09/30/07	06/30/07	09/30/07	06/30/07
Cash	-	-	4,153	4,171
Bank Accounts	77	66	71,953	117,849
High-Liquidity Investments	1,435,935	1,336,870	2,964,016	2,720,115
Total	1,436,012	1,336,936	3,040,122	2,842,135

The breakdown of high-liquidity investment portfolio, on the quarter closing date, is presented below:

PARENT COMPANY	CONSOLIDATED

	09/30/07	06/30/07	09/30/07	06/30/07
Exclusive Investment Funds
Government Bonds	1,142,852	1,181,710	2,470,089	2,421,337
Private Bonds	184,707	133,636	302,634	239,499
Overnight	118,014	28,079	172,525	59,660
Derivatives	226	-	1,706	-
Provision for Income Tax - Adjustment	(9,864)	(6,555)	(20,270)	(12,012)
Total Exclusive Investment Funds	1,435,935	1,336,870	2,926,684	2,708,484
CDB	-	-	3,491	3,305
Open Investment Funds	-	-	31,420	273
Foreign Investments - Deposit Certificates	-	-	2,757	8,409
Total Investments	1,435,935	1,336,870	2,964,352	2,720,471
Partial block by judicial determination	-	-	(336)	(356)
Total High-Liquidity Financial Investments	1,435,935	1,336,870	2,964,016	2,720,115

Exclusive funds, which are regularly audited and for which there is no unqualified opinion, are subject to liabilities restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities.

Page: 41

Statement of Cash Flows

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06(1)	09/30/07	09/30/06(1)
Operating Activities
Net Income for the Period	470,262	206,738	465,646	202,580
Minority Interests	-	-	191,547	57,951
Income Items not Affecting Cash	(391,188)	(135,881)	2,514,201	2,969,042
Depreciation and Amortization	196	235	1,884,870	2,011,462
Losses on Accounts Receivable - Services	-	-	249,450	304,971
Provision for Doubtful Accounts	-	-	14,744	(16,470)
Provision for Contingencies	388	834	436,721	335,311
Provision (Reversion) for Pension Funds	-	-	12,266	28,270
Deferred Taxes	(411)	(17,648)	(82,425)	302,129
Income in Permanent Assets Write-off	(617)	(240)	(2,399)	3,471
Equity in subsidiaries	(391,714)	(119,002)	-	-
Loss (Gain) with Investments	970	-	974	-
Other (Expenses) Revenues	-	(60)	-	(102)

Equity Changes	66,834	39,162	(1,331,000)	(1,300,327)
Trade Accounts Receivable	-	-	(394,161)	(202,291)
Inventories	-	-	25,634	34,881
Judicial Deposits	(240)	10,508	(653,172)	(177,044)
Contractual Retentions	-	-	-	(192,156)
Payroll, Social Charges and Benefits	2	(55)	28,577	23,256
Accounts Payable and Accrued Expenses	(33,916)	(52,844)	26,438	(111,470)
Taxes	23,007	84,380	201,564	(420,947)
Financial Charges	-	(3,258)	(151,107)	120,287
Authorizations for Services Exploitation	-	-	(49,313)	76,342
Provisions for Contingencies	-	118	(355,423)	(276,966)
Provisions for Pension Funds	-	-	(67,165)	(96,149)
Other Assets and Liabilities Accounts	77,981	313	57,128	(78,070)
Cash Flow from Operating Activities	145,908	110,019	1,840,394	1,929,246

Investment Activities
Temporary Investments	-	567,685	(115,853)	(196,446)
Funds Obtained in the Sale of Permanent Assets	-	15	2,335	11,662
Investments in Permanent Assets	(1,385)	(825)	(952,952)	(1,241,928)
Dividends/JSCP received from Subsidiaries	241,145	220,708	-	-
Cash Flow from Investment Activities	239,760	787,583	(1,066,470)	(1,426,712)

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid in the Period	(382,000)	(295,798)	(492,653)	(394,432)
Loans and Financing	-	(272,189)	(1,215,101)	174,013
Loans Obtained	-	-	136	1,115,149
Loans Settled	-	(272,189)	(1,215,237)	(941,136)
Operations with Owned Shares	-	-	-	29
Cash Flow from Investment Activities	(382,000)	(567,987)	(1,707,754)	(220,390)

Cash Flow for the Period	3,668	329,615	(933,830)	282,144

To be continued ...

Page: 42

...continued

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06(1)	09/30/07	09/30/06(1)
Cash, Bank Accounts and High-Liquidity Investments
Closing Balance	1,436,012	1,213,305	3,040,122	2,895,917
Opening Balance (on December 31)	1,432,344	883,690	3,973,952	2,613,773
Variation for the Period	3,668	329,615	(933,830)	282,144
(1) Reclassification in some lines of cash flows of 09/30/06 took place, aiming at the adequacy to the way presented in the current year.

Supplementary Cash Flow Information

PARENT COMPANY	CONSOLIDATED

	09/30/07	09/30/06	09/30/07	09/30/06
Income Tax and Social Contribution Paid	-	-	209,435	9,711
Interest Paid from Loans and Financing (Includes Debentures)	-	13,507	359,695	377,981

18. TEMPORARY INVESTMENTS

Brasil Telecom S.A. has securities issued by the Government of Austria, with compensation bound to a CDI variance percentage. The maturity date of these securities will be 12/20/07, and the updated amount on the closing date of the quarter was R$ 205,205 (R$ 200,752 on 06/30/07).

19. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

CONSOLIDATED

	09/30/07	06/30/07
Billed Services	1,688,278	1,570,498
Services to be Billed	881,716	899,231
Sales of Goods	57,692	64,245
Subtotal	2,627,686	2,533,974
Provision for Doubtful Receivables	(370,065)	(389,740)
Services Rendered	(365,160)	(385,444)
Sales of Goods	(4,905)	(4,296)
Total	2,257,621	2,144,234
Due	1,740,097	1,622,102
Past due:
01 to 30 days	403,886	395,823
31 to 60 days	119,168	121,033
61 to 90 days	75,201	79,189
91 to 120 days	60,215	66,092
More than 120 days	229,119	249,735

Page: 43

20. INVENTORIES

The maintenance and resale inventories, to which provisions are recorded for losses or adjustments to the forecast in which they must be realized, are composed as follows:

CONSOLIDATED
	09/30/07	06/30/07
Inventory for Resale (Cell Phones and Accessories)	61,064	56,875
Maintenance Inventory	6,001	6,725
Provision for the Adjustment to the of Realization Value	(28,048)	(25,199)
Provision for Potencial Losses	(487)	(1,732)
Total	38,530	36,669

21. LOANS AND FINANCING - ASSETS

CONSOLIDATED
	09/30/07	06/30/07
Loans	8,015	8,068
Total	8,015	8,068
Current	1,638	1,426
Long -term	6,377	6,642

22. DEFERRED AND RECOVERABLE TAXES

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Deferred Taxes	20,557	25,960	1,495,426	1,468,519
Other Taxes Recoverable	308,752	299,941	1,219,618	1,240,190
Total	329,309	325,901	2,715,044	2,708,709
Current	92,156	93,206	1,077,285	1,111,541
Long-term	237,153	232,695	1,637,759	1,597,168

Page: 44

Deferred taxes related to Corporate Income Tax And Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Corporate Income Tax
Deferred Income Tax on:
Tax Losses	-	-	476,796	466,793
Provisions for Contingencies	1,163	1,124	268,890	262,445
Provision for Pension Plan Actuarial Insufficiency Coverage	-	-	148,579	137,786
Provision for Doubtful Receivables	-	-	91,924	96,701
ICMS - Agreements No. 69/98 and 78/01	-	-	48,476	46,399
Provision for Cofins/CPMF/INSS Suspended Collection	18,975	18,975	33,009	24,927
Provision for Profit Sharing	-	-	10,644	6,402
Provision for Inventory Material Loss	-	-	12,675	9,971
Provision for Suspended Collection - FUST	-	-	14,905	13,186
Provision for Losses - BIA	-	-	598	598
Interest on Shareholders’ Equity - Pro-Rata	-	4,012	-	20,596
Other Provisions	-	-	15,586	14,010
Subtotal	20,138	24,111	1,122,082	1,099,814
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	172,976	168,946
Provisions for Contingencies	419	405	99,065	96,456
Provision for Pension Plan Actuarial Insufficiency Coverage			53,488	49,603
Provision for Doubtful Receivables	-	-	33,093	34,812
Provision for Profit Sharing	-	-	4,333	2,613
Provision for Inventory Material Loss	-	-	4,563	3,589
Provision for Losses - BIA	-	-	215	215
Interest on Shareholders’ Equity - Pro-Rata	-	1,444	-	7,415
Other Provisions	-	-	5,611	5,056
Subtotal	419	1,849	373,344	368,705
Total	20,557	25,960	1,495,426	1,468,519
Current	5	5,460	279,215	298,778
Long-term	20,552	20,500	1,216,211	1,169,741

The following table shows the periods in which the deferred tax assets corresponding to income tax and social contribution on net income are expected to be realized, which are derived from temporary differences between book value on the accrual basis and the taxable income, as well as in the tax loss and in the negative basis of social contribution, when existing. The realization periods are based on a technical study that used forecast future taxable income, generated in fiscal years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with CVM Instruction 371/02 requirements, and at the closing of the fiscal years the technical study is submitted to the approval of the board of executive officers and the Board of Directors, as well as its examination by the finance committee.

Page: 45

PARENT COMPANY	CONSOLIDATED
2007	1	66,858
2008	1,580	299,316
2009	18,976	160,501
2010	-	99,649
2011	-	129,440
2012 to 2014	-	377,636
2015 to 2016	-	279,817
After 2016	-	82,209
Total	20,557	1,495,426
Current	5	279,215
Long-term	20,552	1,216,211

The recoverable amount expected after 2016 is a result of a provision to cover an actuarial insufficiency of pension plans that is being settled by the subsidiary Brasil Telecom S.A., according to the maximum remaining period of 14 years and 6 months, in line with the period established by the Supplementary Pension Department (“SPC”). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Subsidiary presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$139,211, attributed to the Consolidated, were not recorded due to the non-existence of necessary requirements for the history and/or future forecast of taxable income in VANT, BrT Multimídia and BrT CS, indirect subsidiaries.

Other Taxes Recoverable

They are comprised of federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Supplementary Law 102/00.

PARENT COMPANY	CONSOLIDATED

	09/30/07	06/30/07	09/30/07	06/30/07
ICMS	-	-	516,538	563,395
Corporate Income Tax	282,255	273,814	512,239	427,260
PIS and COFINS	-	-	91,772	176,003
Social Contribution on Net Income	26,497	26,126	94,542	69,492
FUST	-	-	724	724
Other	-	1	3,803	3,316
Total	308,752	299,941	1,219,618	1,240,190
Current	92,151	87,746	798,070	812,763
Long-term	216,601	212,195	421,548	427,427

23. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, remunerated with 94% and 95% of SELIC rate, maintained by Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A. as guarantee of the financing obtained through Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal (Program to Promote Integrated Economic and Sustainable Development of the Federal District – PRÓ-DF). These income securities will be kept during the period of utilization and amortization of financing (liability), whose grace period establishes the first payment for year 2019, payable in 180 monthly, consecutive installments. This asset may be used to pay the final installments of that financing.

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CONSOLIDATED
	09/30/07	06/30/07
Banco de Brasília S.A. - BRB - Bank Deposit Certificates	3,604	3,510
Total	3,604	3,510
Long-term	3,604	3,510

24. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies with level of possible and remote risk of loss.

PARENT COMPANY	CONSOLIDATED
Blocking by Nature of Liabilities	09/30/07	06/30/07	09/30/07	06/30/07
Labor	-	-	234,399	220,246
Tax	5,455	5,356	99,642	110,226
Civil	68	62	868,113	530,399
Total	5,523	5,418	1,202,154	860,871
Current	5	-	300,280	219,123
Long-term	5,518	5,418	901,874	641,748

The judicial deposits subject to liability provisions are shown on a deductive basis of such provisions. Refer to Notes 7 and 33.

25. DIVIDENDS/JSCP RECEIVABLE

These refer to the interest on shareholders’ equity, net of withholding income tax, credited in the current year, the amount receivable of which is R$ 140,104 (R$ 140,104 on 06/30/07).

26. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Advances to Suppliers	-	-	34,220	53,960
Advances to Employees	-	-	36,558	38,738
Values Receivable from Other Telecommunications Companies	-	-	8,807	8,296
Contractual Guarantees and Retentions	-	-	1,051	1,071
Prepaid Expenses	10,191	5,380	112,985	141,024
Compulsory Deposits	-	-	1,562	1,562
Assets for Sale	-	-	1,774	1,352
Others	1,185	1,566	20,336	15,831
Total	11,376	6,946	217,293	261,834
Current	9,588	6,946	177,874	225,813
Long-term	1,788	-	39,419	36,021

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27. INVESTMENTS

PARENT COMPANY	CONSOLIDATED

	09/30/07	06/30/07	09/30/07	06/30/07
Investments Carried Under the Equity in Subsidiaries	3,976,068	3,841,761	-	-
Brasil Telecom S.A.	3,954,218	3,816,891	-	-
Nova Tarrafa Participações Ltda.	20,949	23,816	-	-
Nova Tarrafa Inc.	901	1,054	-	-
Advances for Future Capital Increase	21	21	-	-
Nova Tarrafa Participações Ltda.	21	21	-	-
Goodwill Paid on Acquisition of Investments, Net	-	-	192,959	221,167
iG Cayman Ltd.	-	-	120,829	134,210
MTH Ventures do Brasil Ltda.	-	-	34,949	40,468
iBEST companies	-	-	35,770	44,608
Empresas BrT Cabos Submarinos	-	-	1,411	1,881
Interest Valued at Acquisition Cost	6,911	6,911	46,059	46,059
Tax Incentives, Net of Provisions for Loss	1,256	1,180	25,651	25,126
Other Investments	-	-	389	389
Total	3,984,256	3,849,873	265,058	292,741

The advances for future capital increase in favor of the Subsidiary were considered in the investments appraisal, since the allocated investments are only waiting for the formalization of the corporate act to perform the respective capital increase.

Interest Valued Using the Equity Method of Accounting: they comprise the interest of the Company in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc., whose main data are:

	BT S.A.	NTP (Ltda.)	NTI
Shareholders’ Equity	5,876,881	20,949	901
Capital Stock	3,470,758	32,625	1,844
Book Value per Outstanding Share/Quota (R$)	10.74	0.64	898.31
Net Profit (Loss) in Period	585,855	(7,175)	(286)
Number of Shares/Quotas held by the Company
Common Shares	247,317,180	-	1,003
Preferred Shares	120,911,021	-	-
Quotas	-	32,624,928	-
Ownership % in Subsidiary’s Capital Company’s Capital Stock(1)
In Total Capital Stock	67.28%	99.99%	100%
In Voting Capital	99.09%	99.99%	100%
(1) It takes into account the outstanding capital stock.

The equity in subsidiaries result is composed of the following values:

	Operating		Non-Operating
	09/30/07	09/30/06	09/30/07	09/30/06
Brasil Telecom S.A.	399,368	126,402	(970)	60
Nova Tarrafa Participações Ltda.	(7,175)	(6,919)	-	-
Nova Tarrafa Inc.(1)	(479)	(481)	-	-
Total	391,714	119,002	(970)	60
(1) Includes exchange variation, bound to investment abroad.

Equities Assessed by Acquisition Cost: correspond to shareholding obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

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Fiscal Incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the portions allocated to income tax due.

Other investments: are related to collected cultural assets.

28. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Property, Plant and Equipment Nature	Annual	09/30/07			06/30/07
		Cost	Cumulated Depreciation	Net Value	Net Value
General Use Assets	5% - 20%	52,283	(51,494)	789	839
Other Assets	19.9%(1)	185	(143)	42	45
Total		52,468	(51,637)	831	884
(1) Weighed annual average rate

CONSOLIDATED
Fixed Assets Type	Annual	09/30/07			06/30/07
		Cost	Cumulated Depreciation	Net Value	Net Value
Works in Progress	-	396,889	-	396,889	348,456
Public Switching Equipment	20%	5,139,072	(4,900,236)	238,836	285,389
Equipment and Transmission Means	16.9%	12,335,496	(10,223,804)	2,111,692	2,256,108
Termination	20%	510,545	(468,871)	41,674	38,049
Data Communication Equipment	20%	2,092,197	(1,365,446)	726,751	750,682
Buildings	4.2%	950,126	(557,007)	393,119	401,131
Infrastructure	8.8%(1)	3,833,031	(2,520,753)	1,312,278	1,357,888
Assets for General Use	18.5%(1)	1,184,035	(852,815)	331,220	337,997
Lands	-	84,667	-	84,667	84,830
Other Assets	-	67	-	67	66
Total		26,526,125	(20,888,932)	5,637,193	5,860,596
(1) Weighed annual average rate

According to the STFC concession agreements, the subsidiary Brasil Telecom S.A.’s assets that are indispensable to providing the service and qualified as “revertible assets” will be automatically reverted to ANATEL when the concession ends, and the Subsidiary will be entitled to indemnifications established in the legislation and in the respective agreements. The amount of reversible assets on the quarter closing date was R$ 21,370,814 for cost, with residual value of R$ 3,343,062.

Insurances

Insurance policy programs are held for covering revertible assets, loss of profits and contractual guarantees, as established in the Concession Agreement executed with the public power, and civil liability for telephony service operations.

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The assets, liabilities and interests covered by insurance are:

Mode	Scope	Insured Value
		09/30/07	06/30/07
Operating Risks	Buildings, machines and equipment, premises, call centers, towers, infrastructure and IT equipment	12,698,975	12,698,975
Loss of Profits	Fixed expenses and net profit	8,669,400	8,669,400
Contractual guarantees	Fulfillment of contractual obligations	89,405	89,405
Civil Liability	Telephony service operations	12,000	12,000

The Company contracted insurance coverage related to civil liability of managers, which also includes the subsidiary Brasil Telecom S.A., which total value is equivalent to US$ 50,000,000.00 (fifty million American dollars).

There is no insurance coverage for the optional civil liability, related to casualties with vehicles of the Company, involving third parties.

29. INTANGIBLE ASSETS

PARENT COMPANY
	09/30/07			06/30/07
	Cost	Cumulated amortization	Net Value	Net Value
Data Processing Systems	148	(140)	8	15
Trademarks and Patents	36	(26)	10	10
Other	3,702	(3,702)	-	-
Total	3,886	(3,868)	18	25

CONSOLIDATED
	09/30/07			06/30/07
	Cost	Cumulated amortization	Net Value	Net Value
Data Processing Systems	2,102,177	(1,358,360)	743,817	780,585
Regulatory Licenses	325,368	(71,892)	253,476	259,658
Trademarks and Patents	1,416	(779)	637	638
Other	76,451	(20,577)	55,874	32,640
Total	2,505,412	(1,451,608)	1,053,804	1,073,521

30. DEFERRED CHARGES

CONSOLIDATED
	09/30/07			06/30/07
	Cost	Cumulated amortization	Net Value	Net Value
Installation And Reorganization Costs	285,508	(181,595)	103,913	109,049
Other	14,250	(10,672)	3,578	3,868
Total	299,758	(192,267)	107,491	112,917

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31. PAYROLL, AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Salaries and Compensation	-	-	915	782
Payroll Charges	21	19	89,583	78,135
Benefits	-	-	8,453	5,304
Other	-	-	8,206	5,942
Total	21	19	107,157	90,163

32. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Suppliers	403	332	1,377,316	1,317,749
Third-Party Consignments	79	68	105,904	108,120
Total	482	400	1,483,220	1,425,869
Current	482	400	1,459,721	1,401,549
Long-term	-	-	23,499	24,320

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

33. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
ICMS, net of Judicial Deposits of the Agreement No. 69/98	-	-	660,206	691,211
ICMS	-	-	885,958	909,532
Judicial Deposits referring to Agreement ICMS 69/98	-	-	(225,752)	(218,321)
Taxes on Operating Revenue (PIS and COFINS)	10	15	111,897	76,103
Other	6	13	58,035	56,629
Total	16	28	830,138	823,943
Current	16	28	767,075	793,461
Long-term	-	-	63,063	30,482

The balance referring to ICMS comprises amounts resulting from the Agreement no. 69/98, which has been questioned in Court, and court deposits have been monthly made. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

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34. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Corporate Income Tax
Payable Due	28,392	20,605	304,634	189,552
Law 8.200/91 - Special Monetary Restatement	-	-	5,629	5,790
Subtotal	28,392	20,605	310,263	195,342
Social Contribution on Income
Values Payable	8,853	6,048	100,346	60,635
Law 8.200/91 - Special Monetary Restatement	-	-	2,027	2,084
Subtotal	8,853	6,048	102,373	62,719
Total	37,245	26,653	412,636	258,061
Current	33,539	23,525	351,012	203,949
Long-term	3,706	3,128	61,624	54,112

35. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Controller Shareholders	30,071	30,071	30,071	30,071
Dividends/Interest on Shareholders’ Equity	35,377	35,377	35,377	35,377
Witholding Income Tax on Interests on Shareholders’ Equity	(5,306)	(5,306)	(5,306)	(5,306)
Minority Interests	189,771	198,801	318,116	335,358
Dividends/Interest on Shareholders’ Equity	152,223	152,223	232,395	232,395
Witholding Income Tax on Interests on Shareholders’ Equity	(22,834)	(22,834)	(34,860)	(34,860)
Unclaimed Dividends of Previous Years	60,382	69,412	120,581	137,823
Total Shareholders	219,842	228,872	348,187	365,429
Employees and Management Profit Sharing	-	-	60,087	38,902
Total	219,842	228,872	408,274	404,331

36. LOANS AND FINANCING
      (Includes Debentures)

CONSOLIDATED
	09/30/07	06/30/07
Financing	3,869,647	4,137,758
Accrued Interest and Other Charges on Financing	139,222	165,208
Total	4,008,869	4,302,966
Current	654,444	782,622
Long-term	3,354,425	3,520,344

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Financing

CONSOLIDATED
	09/30/07	06/30/07
BNDES	1,810,615	2,022,681
Domestic Currency	1,690,270	1,875,550
Basket of Currencies, including dollar	120,345	147,131
Financial Institutions	1,075,652	1,188,974
Domestic Currency	54,336	57,197
Foreign Currency	1,021,316	1,131,777
Debentures	1,121,195	1,089,622
Suppliers - Foreign Currency	1,407	1,689
Total	4,008,869	4,302,966
Current	654,444	782,622
Long-term	3,354,425	3,520,344

Financing denominated in domestic currency: bear of (i) fixed interest of 2.4% and 11.5% per year, resulting in a weighed average rate of 7.22% per year; and (ii) variable interest based on TJLP plus 2.3% to 6.5% per year, UMBNDES plus 5.9% to 6.5% per year, 104% of CDI, resulting in a weighed average rate of 11.04% per year.

Financing denominated in foreign currency: bear of (i) fixed interest of 1.75% to 9.38% per year, resulting in a weighed average rate of 9.35% per year; and (ii) variable interest of 0.5% per year over LIBOR, 1.92% per year over YEN LIBOR, resulting in a weighed average rate of 3.29% per year. LIBOR and YEN LIBOR rates on 09/30/07, for semestral payments, were 5.4% per year and 1.0825% per year, respectively.

Debentures issued by the subsidiary Brasil Telecom S.A.

Forth Public Issue: 108,000 debentures not convertible into shares without renegotiation clause, for the unit face value of R$10, amounting to R$1,080,000 on June 1, 2006. The payment term is seven years, maturing on June 1, 2013. The remuneration corresponds to the interest rate of 104.0% of CDI and its payment periodicity is semiannual. Amortization, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively.

Payment schedule

The long-term debt is scheduled to be paid in the following fiscal years:

CONSOLIDATED
	09/30/07	06/30/07
2008	63,556	220,876
2009	535,266	531,947
2010	596,583	593,270
2011	656,717	654,821
2012	520,849	520,778
2013	521,587	521,500
2014 onwards	459,867	477,152
Total	3,354,425	3,520,344

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Currency/index debt composition

CONSOLIDATED
Updated by	09/30/07	06/30/07
TJLP (Long-Term Interest Rate)	1,690,270	1,875,550
CDI	1,121,195	1,089,622
US dollars	399,748	434,547
YEN	242,586	272,978
Debt Hedge on the Debt in Yens	380,389	425,941
UMBNDES (BNDES Basket of Currency )	113,524	134,695
Debt Hedge of Debt in UMBNDES	6,821	12,436
IGP-DI	25,546	25,255
Other (Fixed Rate)	28,790	31,942
Total	4,008,869	4,302,966

Guarantees

Certain financing contracted by the subsidiary Brasil Telecom S.A. are guaranteed by collateral of pledge of credit rights derived from the provision of telephony services and the Company’s surety.

For consolidated loans and financing, hedge agreements are maintained over 52.1% of these liabilities in US dollars and Yen executed with third parties and 5.3% of the debt in UMBNDES (basket of currencies) with the BNDES, for protection against significant fluctuations in the quotations of these debts restatement factors. On September 30, 2007, taking into account the hedge operations and foreign currency investments, the Company had an effective exposure of 11.4% (14.0% on 06/30/07). The gains and losses on these contracts are recognized on the accrual basis.

Debentures issued by Brasil Telecom S.A. have personal guarantee, through surety granted by the Company. According to the deed of issue, the Company, in the capacity as intervening guarantor undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the Subsidiary related to its debentures.

37. LICENSES AND CONCESSIONS TO EXPLOIT SERVICES

CONSOLIDATED
	09/30/07	06/30/07
Personal Mobile Service	295,298	283,357
STFC concession	-	-
Other Licenses	10,770	10,177
Total	306,068	293,534
Current	74,927	71,873
Long-term	231,141	221,661

The licenses for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where Brasil Telecom S.A. has a concession for fixed telephony. Out of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in BrT Celular’s liabilities to be paid in equal, consecutive annual installments, with maturities foreseen for the years 2007 to 2010 (balance of four installments), and 2008 to 2012 (balance of five installments), depending on the fiscal year when the agreements were executed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The amount of other licenses pertains to BrT Multimídia and refers to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Initially, such granting was obtained from ANATEL by VANT and on April 2006 the transfer registration to BrTMultimídia took place, which assumed the outstanding balance, with a variation of the IGP-M, plus 1% a month. The settlement of the balance of such obligation will be paid in four equal, consecutive and annual installments, falling due in May.

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38. PROVISIONS FOR PENSION FUNDS

They refer to the recognition by Brasil Telecom S.A. of the actuarial deficit of the pension plans of defined benefit managed by FBrTPREV and the pension plan managed by Fundação 14 appraised by independent actuaries in accordance with CVM Resolution 371/00. Such sponsored plans are detailed in Note 6.

CONSOLIDATED
	09/30/07	06/30/07
FBrTPREV - BrTPREV Alternativo and Fundador Plans	593,494	550,415
Fundação 14 - PAMEC Plan	820	730
Total	594,314	551,145
Current	41,648	37,960
Long-term	552,666	513,185

39. ADVANCES FROM CLIENTS

CONSOLIDATED
	09/30/07	06/30/07
Telecommunications Means Assignment	80,524	83,831
Prepaid Services	47,631	43,796
Advances from Clients	698	671
Total	128,853	128,298
Current	65,830	62,526
Long-term	63,023	65,772

The long-term balance refers to the assignment agreements of telecommunications means, for which the clients made advances aimed at obtaining benefits for a more extensive period, with realization to occur in the following years.

CONSOLIDATED
	09/30/07	06/30/07
2008	3,260	3,483
2009	5,991	6,932
2010	5,915	6,782
2011	5,618	6,730
2012	5,588	6,730
2013	5,303	6,730
2014	4,644	6,099
2015 onwards	26,704	22,286
TOTAL	63,023	65,772

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40. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Share Groups	75,611	-	81,603	3,124
Self-Financing Funds	-	-	24,143	24,143
Bank Credits and Repeater Receivables under Processing			12,299	11,122
Other Taxes	-	-	9,305	7,690
Liabilities from Acquisition of Tax Credits	-	-	8,561	9,381
Bonuses and Premiums - Next Periods	-	-	7,981	3,704
CPMF - Suspended Collection	-	-	2,391	2,357
Liabilities with Other Telecommunications Companies	-	-	1,616	1,616
Self-Financing Installments Reimbursement - PCT-	-	-	612	618
Other	4	280	7,111	10,782
Total	75,615	280	155,622	74,537
Current	75,615	280	142,583	66,199
Long-term	-	-	13,039	8,338

Self-Financing Funds

They correspond to the credits of capital participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed telephone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the subsidiary Brasil Telecom S.A. – Rio Grande do Sul Branch (formerly CRT) had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Subsidiary’s Public Offering for return of the referred credits in cash, as established in article 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

41. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$7,974 (R$7,974 on 06/30/07) derives from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephony Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

42. INFORMATION PER BUSINESS SEGMENT - CONSOLIDATED

Information per segments is presented in relation to the Company and its subsidiaries’ business, which was identified based on their performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

Page: 56

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on reasonable basis.

	09/30/07
	Fixed Telephony and Data Communications	Mobile Telephony	Internet	Administration	Inter-Segment Eliminations	Consolidated
Gross Operating Revenue	10,340,440	1,788,755	323,921	-	(585,896)	11,867,220
Deductions from Gross Revenue	(3,116,826)	(525,681)	(47,737)	-	5,495	(3,684,749)
Net Operating Revenue	7,223,614	1,263,074	276,184	-	(580,401)	8,182,471
Costs of Services Rendered and Goods Sold	(4,113,697)	(1,117,101)	(42,585)		517,881	(4,755,502)
Gross Income	3,109,917	145,973	233,599	-	(62,520)	3,426,969

Operating Expenses, Net	(1,790,576)	(388,212)	(284,999)	(16,773)	63,534	(2,417,026)
Sales of Services	(668,144)	(322,549)	(195,211)	-	87,882	(1,098,022)
General and Administrative Expenses	(852,281)	(94,744)	(47,856)	(13,328)	17,878	(990,331)
Other Operating Revenue (Expenses)	(270,151)	29,081	(41,932)	(3,445)	(42,226)	(328,673)

Operating Income (Loss) Before Financial Revenues (Expenses)	1,319,341	(242,239)	(51,400)	(16,773)	1,014	1,009,943

Trade Accounts Receivable	2,093,010	192,778	104,207	-	(132,374)	2,257,621
Inventories	4,888	33,642	-	-	-	38,530
Fixed and Intangible Assets, Net	5,285,477	1,348,667	56,004	849	-	6,690,997

	09/30/06
	Fixed Telephony and Data Communications	Mobile Telephony	Internet	Administration	Inter-Segment Eliminations	Consolidated
Gross Operating Revenue	10,142,393	1,198,663	249,894	-	(481,579)	11,109,371
Deductions from Gross Revenue	(3,154,033)	(370,382)	(31,338)	-	2,001	(3,553,752)
Net Operating Revenue	6,988,360	828,281	218,556	-	(479,578)	7,555,619
Costs of Services Rendered and Goods Sold	(4,284,882)	(790,159)	(111,059)		452,588	(4,733,512)
Gross Income	2,703,478	38,122	107,497	-	(26,990)	2,822,107

Operating Expenses, Net	(1,772,544)	(391,312)	(135,053)	(12,982)	30,983	(2,280,908)
Sales of Service s	(756,242)	(307,073)	(87,351)	-	61,067	(1,089,599)
General and Administrative Expenses	(840,840)	(95,234)	(55,530)	(12,435)	15,230	(988,809)
Other Operating Expenses, Net	(175,462)	10,995	7,828	(547)	(45,314)	(202,500)

Operating Income (Loss) Before Financial Revenues (Expenses)	930,934	(353,190)	(27,556)	(12,982)	3,993	541,199

	06/30/07
	Fixed Telephony and Data Communications	Mobile Telephony	Internet	Administration	Inter-Segment Eliminations	Consolidated
Trade Accounts Receivable	1,981,936	172,693	89,676	-	(100,071)	2,144,234
Inventories	4,385	32,284	-	-	-	36,669
Fixed and Intangible Assets, Net	5,522,641	1,352,156	58,411	909	-	6,934,117

Page: 57

43. SUBSEQUENT EVENTS

Relevant Fact

The joint relevant fact is shown below, regarding the Company and Brasil Telecom S.A., disclosed after the closing date of the quarter, and is related to the subject described in the explanation note No. 5.i - Regulatory Aspect Risk – Overlapping of Licenses.

Relevant fact disclosed on October 16, 2007:

"Brasil Telecom Participações S.A. and Brasil Telecom S.A., based on art. 157 of Law 6404/76, and Instruction CVM 358/02, transcribes hereby the Relevant Fact disclosed by their shareholders on October 15, 2007, with the relevant clarifications on the transaction value and other conditions, as follows:

TECHOLD PARTICIPAÇÕES S.A.

PUBLICLY TRADED COMPANY

CNPJ 02.605.028/0001 -88

NIRE 33.3.0026046 -3

RELEVANT FACT

TECHOLD PARTICIPAÇÕES S.A. ("Techold" or "Company"), by fulfilling the dispositions in § 4, article 157 of Law 6.404/76 and Instruction CVM 358/02 and further changes, and considering the Relevant Fact disclosed on October 19 this year, inform that on October 11, 2007, the Company exercised, in an irrevocable and indefeasible way, its preference right of acquiring all the shares issued by Solpart Participações S.A. ("Solpart"), held by Brasilco S.r.l. ("Brasilco Shares"), as provisioned in the Solpart Shareholders Agreement, under the terms and conditions, and by the price, defined in the"Share Purchase Agreement" and "Letter Agreement", executed on July 18, 2007.

The Company will provide more information as soon as the acquisition of Brasilco Shares is finished.

Rio de Janeiro, October 15, 2007.

TECHOLD PARTICIPAÇÕES S.A.

Page: 58

Mariana Sarmento Meneghetti

Director of Investor Relations"

Brasília, October 16, 2007.

Paulo Narcélio Simões Amaral
Director of Investor Relations
Brasil Telecom Participações S.A.
Brasil Telecom S.A."

-.-.-.-.-.-.-.-.-.-

Page: 59

See Comments on Consolidated Performance

Page: 60

06.01 – BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2007	4 – 06/30/2007
1	Total Assets	16,751,134	16,406,557
1.01	Current Assets	7,098,555	6,781,693
1.01.01	Cash and Cash Equivalents	3,040,122	2,842,135
1.01.01.01	Cash and Banks Account	76,106	122,020
1.01.01.02	Hioh-Liquidity Investments	2,964,016	2,720,115
1.01.02	Credits	2,257,621	2,144,234
1.01.02.01	Clients	2,257,621	2,144,234
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventories	38,530	36,669
1.01.04	Others	1,762,282	1,758,655
1.01.04.01	Loans and Financing	1,638	1,426
1.01.04.02	Deferred and Recoverable Taxes	1,077,285	1,111,541
1.01.04.03	Judicial Deposits	300,280	219,123
1.01.04.04	Temporary Investments	205,205	200,752
1.01.04.05	Other Assets	177,874	225,813
1.02	Non-Current Assets	9,652,579	9,624,864
1.02.01	Long-Term Assets	2,589,033	2,285,089
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	From Direct and Indirect Associated Companies	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Others	2,589,033	2,285,089
1.02.01.03.01	Loans and Financing	6,377	6,642
1.02.01.03.02	Deferred and Recoverable Taxes	1,637,759	1,597,168
1.02.01.03.03	Income Securities	3,604	3,510
1.02.01.03.04	Judicial Deposits	901,874	641,748
1.02.01.03.05	Other Assets	39,419	36,021
1.02.02	Permanent Assets	7,063,546	7,339,775
1.02.02.01	Investments	265,058	292,741
1.02.02.01.01	Direct and Indirect Associated Companies	4	4
1.02.02.01.02	Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	Subsidiaries	0	0
1.02.02.01.04	Subsidiaries- Goodwill	192,959	221,167
1.02.02.01.05	Other Investments	72,095	71,570
1.02.02.02	Property, Plant and Equipmen	5,637,193	5,860,596
1.02.02.03	Intangible Assets	1,053,804	1,073,521
1.02.02.04	Deferred Assets	107,491	112,917

Page: 61

06.02 - BALANCE SHEET - CONSOLIDATED LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	4 – 06/30/2007	4 – 06/30/2007
2	Total Liabilities	16,751,134	16,406,557
2.01	Current Liabilities	4,218,262	4,068,316
2.01.01	Loans and Financing	613,249	773,000
2.01.02	Debentures	41,195	9,622
2.01.03	Suppliers	1,353,817	1,293,429
2.01.04	Taxes, Duties and Contributions	1,118,087	997,410
2.01.04.01	Indirect Taxes	767,075	793,461
2.01.04.02	Taxes on Income	351,012	203,949
2.01.05	Dividends Payable	348,187	365,429
2.01.06	Provisions	187,239	191,643
2.01.06.01	Provisions for Contingencies	145,591	153,683
2.01.06.02	Provisions for Pension Funds	41,648	37,960
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	556,488	437,783
2.01.08.01	Payroll and Social Charges	107,157	90,163
2.01.08.02	Consignment in Favor of Third Parties	105,904	108,120
2.01.08.03	Employee Profit Sharing	60,087	38,902
2.01.08.04	Authorization for Telecom Serv. Exploiitation	74,927	71,873
2.01.08.05	Advances from Clients	65,830	62,526
2.01.08.06	Other Liabilities	142,583	66,199
2.02	Non-Current Liabilities	5,038,950	5,074,448
2.02.01	Long-Term Liabilities	5,038,950	5,074,448
2.02.01.01	Loans and Financing	2,274,425	2,440,344
2.02.01.02	Debentures	1,080,000	1,080,000
2.02.01.03	Provisions	1,221,162	1,141,445
2.02.01.03.01	Provisions for Contingencies	668,496	628,260
2.02.01.03.02	Provisions for Pension Funds	552,666	513,185
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	463,363	412,659
2.02.01.06.01	Suppliers	23,499	24,320
2.02.01.06.02	Indirect Taxes	63,063	30,482
2.02.01.06.03	Taxes on Income	61,624	54,112
2.02.01.06.04	Licences and Concessions to exploit services	231,141	221,661
2.02.01.06.05	Advances from Clients	63,023	65,772
2.02.01.06.06	Other Liabilities	13,039	8,338
2.02.01.06.08	Funds for Capitalization	7,974	7,974
2.02.02	Results of Future Periods	0	0
2.03	Minority Interest	1,924,362	1,858,457
2.04	Shareholders’ Equity	5,569,560	5,405,336
2.04.01	Paid Up Capital Stock	2,596,272	2,596,272

Page: 62

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 –09/30/2007	4 –06/30/2007
2.04.02	Capital Reserves	309,178	309,178
2.04.02.01	Goodwill on Share Subscription	306,961	306,961
2.04.02.02	Other Capital Reserves	2,217	2,217
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	306,349	306,349
2.04.04.01	Legal	232,169	232,169
2.04.04.02	Statutory	0	0
2.04.04.03	Contingencies	0	0
2.04.04.04	Realizable Profits Reserves	74,180	74,180
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Deficit	2,357,761	2,193,537
2.04.06	Advance for Future Capital Increase	0	0

Page: 63

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 – 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	Gross Revenue from Sales and/or Services	3,997,275	11,867,220	3,835,182	11,109,371
3.02	Deductions from Gross Revenue	(1,249,004)	(3,684,749)	(1,207,192)	(3,553,752)
3.03	Net Revenue from Sales and/or Services	2,748,271	8,182,471	2,627,990	7,555,619
3.04	Cost of Goods and/or Services Sold	(1,542,321)	(4,755,502)	(1,604,767)	(4,733,512)
3.05	Gross Profit	1,205,950	3,426,969	1,023,223	2,822,107
3.06	Operating Expenses/Revenues	(862,490)	(2,785,493)	(871,992)	(2,745,802)
3.06.01	Selling Expenses	(342,720)	(1,098,022)	(349,701)	(1,089,599)
3.06.02	General and Administrative Expenses	(333,494)	(990,331)	(325,591)	(988,809)
3.06.03	Financial	(18,527)	(368,467)	(90,429)	(464,894)
3.06.03.01	Financial Income	145,586	450,986	155,183	464,984
3.06.03.02	Financial Expenses	(164,113)	(819,453)	(245,612)	(929,878)
3.06.04	Other Operating Income	79,105	324,210	84,883	372,632
3.06.05	Other Operating Expenses	(246,854)	(652,883)	(191,154)	(575,132)
3.06.06	Equity Income	0	0	0	0
3.07	Operating Income	343,460	641,476	151,231	76,305
3.08	Non-Operating Income	2,672	8,820	(6,519)	(23,396)
3.08.01	Revenues	14,743	56,654	12,143	36,176
3.08.02	Expenses	(12,071)	(47,834)	(18,662)	(59,572)
3.09	Income Before Tax and Minority Interest	346,132	650,296	144,712	52,909
3.10	Provision for Income and Social Contribution	(153,438)	(343,300)	(101,815)	(153,401)
3.11	Deferred Income Tax	21,492	82,425	38,769	95,551
3.12	Statutory Interests/Contributions	0	0	0	0
3.12.01	Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	267,772	0	265,472
3.14	Minority Interest	(63,874)	(191,547)	(17,630)	(57,951)
3.15	Income(Loss) for the Period	150,312	465,646	64,036	202,580

Page: 64

07.01 - CONSOLIDATED INCOME STATEMENT (R$ 1,000)

1 - CODE	2 - DESCRIPTION	3 – 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 – 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
	NUMBER OF OUTSTANDING SHARES, EX-	362,488,413	362,488,413	362,488,413,887	362,488,413,887
	TREASURY (UNITS)
	EARNINGS PER SHARE (Reais)	0.41467	1.28458	0.00018	0.00056
	LOSS PER SHARE (Reais)

Page: 65

FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES COMMISSION)
ITR - Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Base Date - 09/30/2007

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

08.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT - 3rd QUARTER 2007

The performance report provides consolidated figures for Brasil Telecom Participações S.A and its subsidiaries, described in the explanation note No. 1 of these Quarterly Information.

OPERATING PERFORMANCE (not reviewed by the independent auditors)

Fixed Telephony

Plant

Operational Data	3T07	2T07	3Q07/2Q07
			(%)

Installed Lines (1,000)	10,368	10,375	-0.1
Additional Installed Lines (1,000)	(7)	(13)	-46.9

Lines in Service - LES (1,000)	8,064	8,129	-0.8
- Home	5,444	5,470	-0.5
- No-Home	1,224	1,239	-1.1
- Public Telephones - TUP	282	276	2.1
- Hybrid Terminals	466	508	-8.3
- Others (includes PABX)	648	637	1.8
Added Lines in Service (1,000)	(65)	(149)	-56.1

Active Lines - LES (-) Blocked Lines	7,862	7,902	-0.5

Blocked Lines	202	228	-11.3

Medium Lines in Service - LMES (1,000)	8,097	8,204	-1.3

LES/100 inhabitants	18.3	18.4	-0.8
TUP/1.000 inhabitants	6.4	6.3	2.1
TUP/100 Installed Lines	2.7	2.7	2.2

Utilizationstalled Rate Lines (1,000)	77.8%	78.4%	-0.6 p.p.

Brasil Telecom launched new plans and promotions, which resulted in a loyalty increase of fixed telephony clients in this quarter. Brasil Telecom developed as new positioning for fixed telephony, aiming at valuing it, which has been converted to “family telephone” in the communication campaigns. In addition, it promoted improvements in its client retention programs, by creating the new “Brasil Total” and “Brasil Total Negócios” offerings, with packages including local fixed telephony, DDD, intelligent services, mobile telephony and broadband.

In 3Q07, Brasil Telecom had 3.5 million lines in alternative local fixed telephony plans, which means an increase of 26.6% when compared to 3Q06, as a result from the strategy of approaching the market in a more segmented way, by encouraging the adoption of alternative plans. As determined by Anatel, Brasil Telecom finished successfully the conversion from pulses to minutes on July 31, 2007, with no negative impacts on the local fixed telephony income, due to the optimal adhesion of the clients to alternative plans, with billing mode in minutes, equivalent to the previous model in pulses.

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Among the alternative plans offered, we highlight the "Conta Completa" plan, which leveraged the sales of alternative plans with a share of more than 60% of the sales mix in 3Q07. This plan enables the clients to select free minutes franchises according to their utilization profile, for each call type: local for fixed telephone, mobile and long distance.

The commercial area focused on advanced fixed telephony, including products such as Virtual PABX and Net Virtual PABX, which do not require investment from clients and offer the functions of traditional PABX, such as monthly services, and evidence the strategy success of Brasil Telecom in offering high-value services. This strategy has been strengthened with the launching of VIP Report CNG (Non-Geographical Codes), which offers to the client advanced reports to manage products such as DDG 0800, favoring even more the client loyalty to Brasil Telecom solutions.

Brasil Telecom also offers alternative long distance plans, and had 747,900 clients at end of 3Q07, which means an increase of 53.2% when compared to 3Q06.

At the end of 3Q07, Brasil Telecom plant were comprised by 10.4 million lines installed, 8.1 million of them in service, representing utilization rate of 77.8% . At end of 3Q07, Brasil Telecom had 7,862,100 lines active and 202,100 lines blocked.

Traffic

Operational Data	3Q07	2Q07		3Q07/2Q07 (%)

Exceeding Pulses (million)	378		1,,217	-69.0

Exceeding Minutes (million)	2,107		500	321.6

VC-1 (million minutes)	673		698	-3.5

Minutes Long Distance (million)	1,366		1,382	-1.1

Long Distance	1,070		1,061	0.8

VC-2	172		175	-1.5

VC-3	124		146	-14.7

Local Pulses and Exceeding Minutes

The conversion from pulse to minutes billing changed significantly the traffic profile from this quarter. For comparison purposes and using the utilization profile at Brasil Telecom, the conversion factor of the basic home plan was on average 1.7 minutes, non-home was 1.5 minutes and alternative was 4.0 minutes.

It is important emphasizing that the ongoing increase in adhesion to alternative plans leads to the reduction of the exceeding traffic over the free minutes franchise, because the clients are prone to adopt plans according their use profile.

VC-1

VC-1 traffic totaled 673.4 million minutes in 3Q07, 6.7% lower than 3Q06, in function of the fixed-mobile replacement.

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Long Distance Traffic

There was a reduction of 3.1% in long distance traffic in 3Q07, when compared to 3Q06. However, this drop is partially compensated in the revenues by the increase of the number of clients that entered in long distance alternative plans, and also by the increase of VC-2 and VC-3 traffic, due to strategic partnerships. These adhesions to alternative domestic long distance plans (LDN) were especially supported on the "14 Simples" plan. "14 Simples" plan offers a 30-min package for the client in order to make LDN calls from fixed telephone to fixed telephone, at anytime of the day and to any place in Brazil, by a very affordable value. CSP 14 repositioning, highlighting the importane of voice in the transmission of feelings and approach among people, has also contributed to motivate the adhesion to alternative plans.

LD Market Share

In 3Q07, Brasil Telecom held its leadership position and achieved an average market share of 85.5% in intra-regional segment. In the intra-sectorial segment, Brasil Telecom achieved 90.2% of market share. Brasil Telecom maintained in 3Q07 the 63.7% of market share in inter-regional segment and increased in 3Q07, 1.4 p.p. in the international segment, reaching 37.4% of market share.

Mobile Telephony

Operational Data	3Q07	2Q07	3Q07/2Q07 (%)

Clients (1,000)	4,024	3,769	6.8
Post-paid	857	890	-3.8
Prepaid	3,167	2,879	10.0
Net Additions (1,000)	255	131	95.7
Post-paid	(33)	(77)	-56.5
Prepaid	289	208	39.3
Gross Additions (1,000)	643	624	3.1
Post-paid	83	99	-15.8
Prepaid	560	525	6.6
Cancellations (1,000)	387	493	-21.0
Post-paid	116	175	-33.6
Prepaid	271	318	-14.7
Annual Churn	39.8%	53.3%	-13.5 p.p.
Post-paid	53.3%	75.5%	-22.2 p.p.
Prepaid	35.9%	45.8%	-9.9 p.p.
Client Acquisition Cost (SAC - R$)	85.1	89.7	-5.1
Assisted Locations	841	830	1.3
% of Population	87%	87%	0.0 p.p.
Coverage Cell Sites (ERBs)	2,515	2,434	3.3
Commutation and Control Centers (CCC)	11	10	10.0
Employees	605	610	-0.8

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Mobile Accesses

Mobile telephony reached 4,023,800 accesses in service, which represented net addition of 255,300 accesses in 3Q07. At the end of 3Q07, the client portfolio of BrT Móvel was 31.9% greater than that in 3Q06, versus an increase of 17.6% of the Brazilian market in the same period.

At the end of September 2007, the mobile plant was comprised by 856,800 post-paid subscribers (21.3% of BrT Móvel client base) and 3,167,000 prepaid clients.

Gross additions in 3Q07 were 642,700 accesses, 45.1% over 3Q06. The number of gross additions of 3Q07 also exceeded the previous quarter, which is traditionally the top second of the year in function of the Mother’s Day. This result reflects the success of the plans and promotions offered by BrT Móvel and the capillarity increase of the points of sale.

Promotions have been created, aiming at encouraging on-net traffic or call reception, in order to generate interconnection revenues, such as "Fale de Graça com Outras Operadoras". Among the promotions for the Father’s Day, we have "Fale de Graça à Noite" and "Fale de Graça do Orelhão". And, in the post-paid segment, the promotion: "Fale de Graça aos Domingos" was launched.

Coverage Area

At the end of 3Q07, BrT Móvel covered 841 locations, servicing 87% of the population in Region II.

BrT Móvel has maintained the strategy of growing with profitability, by reducing costs and following the market at subsidies level. The client acquistion cost (SAC) of BrT Móvel was R$85.1, 42.6% lower when compared to the figures in 3Q06, confirming the strategy of focusing growth of the base without impairing its profitability. In this quarter, BrT Móvel was pioneer in launching the "ultra low cost" handset, sold by R$49.0, to encourage prepaid sales.

DATA

Broadband

Operational Data	3Q07	2Q07	3Q07/2Q07

ADSL Accesses (1,000)	1,523	1,454	4.8
Net Additions (1,000)ADSL ADSL Penetration	70 18.9%	70 17.9%	0,0
(%)			1.0 p.p.

Throughout 3Q07, Brasil Telecom added 69,800 ADSL accesses to its plant, totaling 1,523,200 accesses in service at the end of September 2007, with an increase of 21.6% when compared to 3Q06. The ongoing growth of ADSL services was maintained during 3Q07, supported by the expansion of the standard Turbo service portfolio, by launching 3 new speeds - 2Mega, 4Mega and 8Mega - using ADSL 2+ technology, and the partnership with Sky. The new speeds have the purpose of supporting the demand for higher speed in function of the development of new Web 2.0 tools at disposal of the users. ADSL (ADSL/LES) penetration in 3Q07 reached 18.9%, against 14.5% in 3Q06.

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Brasil Telecom has been investing significantly, in the last years, in the cappilarization and introduction of new promising technologies in this segment, which has resulted in an ADSL coverage for 1,488 cities.

For Brasil Telecom, Broadband networks are the major ways to offering new services to its users, among them: Multimedia Conference, VoIP, Data VPN, etc.

Today, Brasil Telecom offers broadband service over metallic pair with the technology ADSL 2+, which enables accesses up to 24Mbps, and is introducing VDSL2 in its network, which enables speeds up to 100Mbps. By their turn, optical networks that enable offering typical speeds ranging from 10Mbps to 1Gbps - to this date offered by Brasil Telecom only for the corporate segment (via Metro Ethernet), will be offered to home users and PME (small- and medium-size companies) segment.

To reflect this strategy in the communication with its clients, Brasil Telecom adopted a new positioning for Turbo, which is now presented as “Turbo: a Internet de quem quer tudo.”

In addition to ADSL accesses, Brasil Telecom registered in 3Q07, the ongoing growth of other products in the data communication segment aimed at companies, with special emphasis to those using IP as tehnological base (Vetor - VPN IP MPLS and Corporate IP -access dedicated to Internet).

New IP-based data communication products were launched to support the demand from small- and medium-size companies. The IP Professional product was launched to meet the need for Internet access, by offering exclusive differentials to make business via Internet. With VPN Empresas, small- and medium-sze companies are able to interconnect their business units in a simple and safe way, with a single service provider, Brasil Telecom.

Products with high value added also present significant growth, such as managed location services and equipment supervision. Video, audio and web conference services are also offered as an integral part of the advanced service portfolio in a single solution (MultiConferências). This trend confirms the strategy implementation success of Brasil Telecom by focusing on IP services and providing complete and convergent solutions to its clients.

Brasil Telecom was the first telephone company in Brazil to offer the IPTV service. Launched at end of September 2007, the product was named Videon, which enables the user, among other benefits, to watch any audiovisual content, access web contents, play on-line games, and in a short period, chat or forward instant messages to mobile handsets (SMS). Initially, Videon will be offered in Brasília, by a call center of the operator, and soon it will be available at the major capitals and cities of the Brasil Telecom operation region.

Internet Providers

The Internet Group, Internet unit at Brasil Telecom that comprises the activities of iG, iBest and BrTurbo providers, is the 2nd top broadband provider in the Brazilian market, with 1.3 million clients, representing an increase of 34.4% when compared to the same period in the previous year. Considering the iG and BrTurbo subscribers, the group maintains the market leadership in Region II.

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At the end of 3Q07, the total number of subscribers clients of Internet Group was 2.0 million. In addition to broadband access clients, Internet Group presented a growth of 166.6% in the number of subscribers clients for Value-Added Services, when compared to the same period last year, reaching 700,000 clients. In this quarter, the product highlights were: (i) Educa, content product aimed at family education, with college entrance exam tips and professor web, with 21.5% growth; (ii) Aditivado, dial access product that enables increasing the navigation speed, with 20.2% growth; and (iii) Protege, on-line antivirus product for PC, with 19.4% growth.

Internet Group also has 3.6 million clients in dial-up access, in addition to be the 3rd top Brazilian portal in audience, with more than 10.6 million home Unique Visitors per month. The traffic generated in minutes was 10.6 billion in 3Q07. iBest and iG share in the minutes market in Region II was 64.9% at end of 3Q07, placing the Internet Group as the market leader in this region.

ECONOMICAL-FINANCIAL PERFORMANCE

Income

Total gross income of Brasil Telecom reached R$3,997.3 million in 3Q07, 4.2% over 3Q06. The increase in the data communication and mobile telephony service market share evidences the successful income diversification strategy implemented by Brasil Telecom.

Local Service

Gross income in local service reached R$1,624.5 million in 3Q07, 6.4% less than that registered in 3Q06. The quarter highlights were: increase of 2.7% in the subscription gross income due to client migrations to alternative plans and rate readjustments of 2.14% in service basket and 3.29% in VCs. In function of the transparency in the pulse-to-minute conversion process, the previous rates practiced for pulses and fixed-fixed local minutes were maintained until September 30, 2007. The income increase was offset by the 24.9% reduction in gross income with local traffic, and 7.4% with VC-1 calls.

Public Telephony

Gross income from public telephony reached R$138.8 million in 3Q07, 2.4% over the one achieved in 3Q06, due to fees restatement of 2.14% .

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Long Distance

Gross income with long distance service reached R$720.0 million in 3Q07, representing an increase of 8.1% when compared to 3Q06, especially reflecting the increase in VC-2 and VC-3 traffics and fees restatement of 2.14% in the long distance service basket, and 3.29% in VCs.

Interconnection

Income from interconnection in 3Q07 was R$82.5 million, 31.2% less than the R$ 120.0 million registered in 3Q06 due especially to traffic reduction and the decrease of 20% of the TU-RL from January 1, 2007.

Data Communication

In 3Q07, the gross income in data communication and other services in the major activity reached R$704.9 million, with an increase of 20.3% when compared to 3Q06, due primarily to an increment of 21.6% in the ADSL client base.

Mobile Telephony

Consolidated gross income from mobile telephony services in 3Q07 exceeded in 40.8% that registered in 3Q06.
Such increase is due to the increase in the client base and the launch of new service plans.

In 3Q07, total consolidated gross income in mobile telephony totaled R$539.6 million, from which R$478.8 million were related to services, and R$60.8 million to the sale of handsets and accessories.

ARPU

Fixed telephony ARPU (excluding data communication) maintained the R$77.9 in 3Q07, 9.1% over the figures registered in 3Q06, reflecting the company strategy in containing the erosion of fixed telephony income. Including data communication, the ARPU registered in 3Q07 was R$97.9, 12.7% over the figures registered in 3Q06, reflecting the increasing penetration of ADSL accesses.

Total ARPU of mobile telephony registered in 3Q07 was R$34.9. ARPU related to post-paid users was R$57.7 and prepaid ARPU was kept in R$28.3.

ADSL ARPU registered in 3Q07 was R$71.2, with increase of 1.4% over 3Q06, due to the strategy of prioritizing the sale of more profitable products with higher access speeds.

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Consolidated Net Income

The consolidated net income of Brasil Telecom reached R$2,748.3 million in 3Q07, 4.6% over the R$2,628.0 million registered in 3Q06.

Costs and Expenses

Operating Costs and Expenses

In 3Q07, operating costs and expenses totaled R$2,386.3 million, stable when compared to R$2,386.3 million registered in 3Q06.

Personnel

In 3Q07, personnel costs and expenses reached R$159.4 million, an increase of 0.9% when compared to 3Q06. At the end of 3Q07, BrT group employed 5,885 collaborators, an increase of 2.1% when compared to September 2006, with 5,280 collaborators in the fixed telephony, data and Internet providers, and 605 at BrT Móvel.

Outsourced Services

Costs and expenses with outsourced services, excluding interconnection, advertising and marketing, totaled R$ 558.2 million in 3Q07, 5.4% over the figures registered in 3Q06.

PCCR/ROB

Accounts Receivable Losses (PCCR) vs. gross income in 3Q07 was 1.4% and totaled R$56.0 million,
1.0 p.p. below 2.4% in 3Q06. The reduction in losses in 3Q07 occurred in function of the tele-collection performance improvement.

Provisions for Contingencies

In 3Q07, provisions for contingencies totaled R$154.9 million, with an increase of R$35.1 million when compared to 3Q06, primarily due to monetary restatement and the increase of loss risk in labor claims, civil and tax suits.

Materials

Costs and expenses with materials totaled R$92.9 million in 3Q07, with a reduction of 7.2% when compared to 3Q06. Costs and expenses with materials at BrT Móvel totaled R$69.8 million, representing 75.1% of total costs and expenses wit materials registered in the Group, due to the cost of goods sold and posted under this caption.

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Depreciation and Amortization

Depreciation nad amortization costs totaled R$608.1 million in 3Q07, 8.7% less than 3Q06, due to the increase of goods totally depreciated.

Other Costs and Expenses/Operating Income

Other operating costs and expenses were R$159.4 million in 3Q07, 32.9% over 3Q06. Contributed for this increase, the posting in 3Q07 of the actuarial liabilities of the company near R$ 27.0 million, and approximately R$ 2.9 million of negative restatement at market value of the mobile handsets stocked in the company.

Financial Result

In 3Q07, Brasil Telecom registered negative financial result of R$18.5 million, versus R$ 90.4 million negative in the previous year. Major variations were: (i) negative dollar exchange variation of 15.4% and 13.0% for yen in 3Q07 when compared to 3Q06; (ii) reduction of the financial income caused by the reduction in interest rates; and (iii) reduction of financial expenses due to amortization of debentures in R$500.0 million.

Net Profit

Brasil Telecom registered net profit of R$ 150.3 million in 3Q07, equivalent to R$0.4147 per share. Net profit by ADR in period was US$1.1275. In 3Q06, the Company registered profit of R$64.0 million, equivalent to R$0.1767 per 1,000 shares, while profit by ADR in period was US$0.4063.

Indebtdeness

Total Debt

At the end of September 2007, the consolidated gross debt of Brasil Telecom totaled R$4,008.8 million, 16.4% less than that registered at the end of September 2006, especially due to the amortization of debentures, amounting to R$500.0 million in April 2007 and the Real valorization, which reduced the debt in foreign currency. In September, 83.7% of total debt were allocated in long-term.

Net Debt

Consolidated net debt reached R$763.5 million, 55.1% less than that registered in September 2006.

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Investments

			R$ Million

Permanent Assets Investments	3Q07	2Q07	3Q07/2Q07
			(%)

Network Expansion	82.2	84.3	-2.5
- Transmission Backbone	12.2	21.1	-42.4
- Data Network	59.0	57.1	3.3
- Intelligent Network	7.7	2.2	250.5
- Network Management Systems	2.8	4.0	-29.4
- Other Investments in Network Expansion	0.5	(0.1)	N.A.
Network Operation	55.1	54.0	2.2
Public Telephony	1.4	0.6	140.2
Information Technology	13.7	30.2	-54.7
Personnel Expansion	20.1	19.9	1.0
Others	70.1	63.2	10.8
Financial expenses for Expansion	9.1	5.2	76.8

Total Fixed Telephony	251.7	257.4	-2.2

BrT Celular	82.9	45.2	83.2

Total Mobile Telephony	82.9	45.2	83.2

Total Investment	334.6	302.6	10.6

Reconciliation with Cash Flow:

Variation between Economical and Financial Investments	(87.0)	24.8	N.A.

Investment Cash Flow applied to Permanent Assets	247.6	327.4	-24.4

In 3Q07, permanent assets investments at Brasil Telecom totaled R$334.6 million, from which R$251.7 million were invested in fixed telephony, including voice, data, information technology and regulatory, and R$82.9 million in mobile telephony. Compared to 3Q06, the investments presented a reduction of 21.2%, primarily in function of the investment optimization and the exchange rate drop.

-.-.-.-.-.-.-.-.-.-.-.-

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09.01 - EQUITIES IN CONTROLLED AND/OR AFFILIATED COMPANIES

1- ITEM	2 - CONTROLLED/AFFILIATED COMPANY NAME	3 - CORPORATE TAXPAYER ID (CNPJ)	4 - CLASSIFICATION	5-%EQUITY IN CAPITAL OF INVESTED	6 - % NET EQUITY OF CAPITAL OF INVESTOR
7 - COMPANY TYPE		8 - NUMBER OF SHARES HOLD IN CURRENT QUARTER (Units)		9 - NUMBER OF SHARES HOLD IN PREVIOUS QUARTER (Units)
01	14 BRASIL TELECOM CELULAR S.A.	76.535.764/0001 -43	PUBLICLY TRADED COMPANY	67.28	71.00
TRADE, INDUSTRIAL AND OTHER COMPANIES		368,228,201		368,187,401
02	NOVA TARRAFA PARTICIPAÇÕES LTDA	03.001.341/0001 -70	LIMITED LIABILITY COMPANY	100.00	0.38
TRADE, INDUSTRIAL AND OTHER COMPANIES		32,624,928		32,624,928
03	NOVA TARRAFA INC.	. . / -	LIMITED LIABILITY COMPANY CONTROLLED	99.99	0.02
TRADE, INDUSTRIAL AND OTHER COMPANIES		1,003		1,003

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16.01 - OTHER INFORMATION CONSIDERED AS RELEVANT BY THE COMPANY

By fulfilling the Regulation for Differentiated Practices of Corporate Governance, the Company discloses the additional information below, related to the shareholding composition:

1. OUTSTANDING SHARES

Position:09/30/2007	In share units
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Controlling	81,684,795	60.94	12,770,113	5.55	94,454,908	25.95
Shareholder
Managers
Board of Executive Officers	29	0.00	25	0.00	54	0.00
Board of Directors	-	0.00	2,025	0.00	2,025	0.00
Finance Committee	6	0.00	6	0.00	12	0.00
Shares in Treasury	1,480,800	1.10	-	-	1,480,800	0.41
Other Shareholders	50,866,058	37.96	217,165,356	94.45	268,031,414	73.64
Total	134,031,688	100.00	229,937,525	100.00	363,969,213	100.00
Outstanding Shares in Market	50,866,064	37.96	217,165,362	94.45	268,031,426	73.64
Note: On 27.04.07, was approved in AGE, the share grouping in a proportion of 1,000 exsiting shares to 1 share of the respective type.

Position:09/30/2006	In share units
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Controlling	81,684,836,875	60.94	13,007,922,374	5.66	94,692,759,249	26.02
Shareholders
Managers
Board of Executive Officers	37,397	0.00	26,928	0.00	64,325	0.00
Board of Directors	461	0.00	2,025,989	0.00	2,026,450	0.00
Finance Committee	5,648	0.00	5,644	0.00	11,292	0.00
Shares in Treasury	1,480,800,000	1.10	-	-	1,480,800,000	0.41
Other Shareholders	50,866,007,822	37.96	216,927,544,749	94.34	267,793,552,571	73.57
Total	134,031,688,203	100.00	229,937,525,684	100.00	363,969,213,887	100.00
Outstanding Shares in Market	50,866,013,470	37.96	216,927,550,393	94.34	267,793,563,863	73.57

2. SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL (Position on 09/30/2007)

The shareholders who, directly or indirectly, hold more then 5% of common and preferred shares of the Company are:

Brasil Telecom Participações S.A.

Company Name	CPF/CNPJ	Nationali ty	Common Shares	%	Preferred Shares	%	Total Shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,154	51.00	0	0.00	68,356,154	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,678	5.14	7,840,962	3.41	14,736,640	4.05
BNDES Participações S.A.	00.383.281/0001-09	Brazilian	1,271,490	0.95	11,498,991	5.00	12,770,481	3.51
Shares in Treasury	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Others			56,027,566	41.81	210,597,572	91.59	266,625,138	73.25
Total	-	-	134,031,688	100.00	229,937,525	100.00	363,969,213	100.00

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Distribution of Capital Stock of the Controlling Shareholders to Individual Level

Solpart Participações S.A.	In share units
Company Name	CPF/CNPJ	Nationalit y	Common Shares	%	Preferred Shares	%	Total Shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	509,991	0.02	-	-	509,991	0.02
Techold Participações S.A.	02.605.028-0001/88	Brazilian	1,318,229,979	61.98	-	-	1,318,229,979	61.98
Brasilco S.r.l		Italian	808,259,996	38.00			808,259,996	38.00
Others	-	-	34	0.00	-	-	34	0.00
Total			2,127,000,000	100.00			2,127,000,000	100.00

Timepart Participações Ltda. 1

Company Name	CPF/CNPJ	Nationality	Quotes	%
Privtel Investimentos S.A.	02.620.949-0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total			631,000	100.00

1 Shareholding position based on the second half 2005

Privtel Investimentos S.A1	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99			19,998	99.99
Others	-	-	21	0.0	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00
1 Shareholding position based on the second half 2005.

Teleunion S.A. [1]	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Luiz Raymundo Tourinho Dantas	-	Brazilian	19,998	99.99			19,998	99.99
Others	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00
1 Shareholding position based on the second half 2005.

Telecom Holding S.A. [1]	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Woog Family Limited Partnership	-	American	19,997	99.98			19,997	99.98
Others	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00
1 Shareholding position based on the second half 2005.

Techold Participações S.A. [1]	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Luiz Raymundo Tourinho Dantas	-	Brazilian	1,157,013,213	100.00	341,898,149	100.00	1,498,911,362	100.00
Others	-	-	10	0.00			10	0.00
Total	-	-	1,157,013,223	100.00	341,898,149	100.00	1,498,911,372	100.00

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Invitel S.A.	In share units

Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Fundação 14 de Previdência Privada	00.493.916-0001/20	Brazilian	92,713,711	6.27	13,400,644	6.27	106,114,355	6.27
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.24	-	-	33,106,348	1.96
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	571,411	0.04	-	-	571,411	0.03
Petros - Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	55,903,360	3.78	8,080,153	3.78	63,983,513	3.78
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	285,901,442	19.33	41,323,590	19.33	327,225,032	19.33
Zain Participações S.A.	02.363.918-0001/20	Brazilian	1,009,796,296	68.28	150,829,870	70.56	1,160,626,166	68.57
Citigroup Venture Capital Internationa Brazil LP	-	Cayman ISlands	302,945	0.03	45,166	0.03	348,111	0.03
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	419,920	0.03	60,694	0.03	480,614	0.03
Opportunity Fund	-	Virgin ISlands	69,587	0.00	-	-	69,587	0.00
CVC Opportunity Invest. Ltda.	03.605.085-0001/20	Brazilian	14	0.00	-	-	14	0.00
Priv FIA	02.559.662-0001/21	Brazilian	37,778	0.00	5,642	0.00	43,420	0.00
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.00	5,290	0.00	40,707	0.00
Others			6	0.00	-	-	6	0.00
Total			1,478,858,235	100.00	213,751,049	100.00	1,692,609,284	100.00

Zain Participações S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	552,668,015	45.85	-	-	552,668,015	45.85
Citigroup Venture Capital Internationa Brazil LP		Cayman ISlands	511,953,674	42.47	-	-	511,953,674	42.47
Opportunity Fund		Virgin ISlands	108,497,504	9.00	-	-	108,497,504	9.00
Priv FIA	02.559.662-0001/21	Brazilian	28,765,247	2.39	-	-	28,765,247	2.39
Opportunity Lógica Rio Consultoria	01.909.405-0001/00	Brazilian	3,475,631	0.29	-	-	3,475,631	0.29
e Participações Ltda
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.00	-	-	9,065	0.00
Opportunity Equity Partners	01.909.405-0001/00	Brazilian	2	0.00	-	-	2	0.00
Administradora de Recursos Ltda.
Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	15	0.00	-	-	15	0.00
Others	-	-	1,144	0.00	-	-	1,144	0.00
Total	-	-	1,205,370,297	100.00	-	-	1,205,370,297	100.00

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17.01 - REPORT ON SPECIAL REVIEW - NO EXCEPTIONS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Managers and Shareholders of Brasil Telecom Participações S.A.

Brasília - DF

1.
We have performed a special review of the accompanying interim financial statements of Brasil Telecom Participações S.A. (the “Company”) and subsidiaries, consisting of the individual (Company) and consolidated balance sheets as of September 30, 2007 the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.
Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company and subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.
Our special review was conducted for the purpose of issuing report on the special review of the Quarterly Information referred in paragraph 1, as a whole. The cash flow statements related to the 9-month periods ended on September 30, 2007 and 2006, which are presented to provide supplementary information on the Company and its controlled companies, are not required as a integral part of the Quarterly Information. These statements were submitted to the review procedures described in paragraph 2, and based on our review, we do not know any relevant modification to be made on these supplementary statements in order to make them adequate to presentation, in all of their relevant aspects, in relation of the Quarterly Information related to the 9-month periods ended on September 30, 2007 and 2006, as a whole.

5.
We previously review the balance sheets (individual and consolidated) prepared on June 30, 2007 and the income statements related to the quarter and 9-month period ended on September 30, 2006, presented for comparison purposes, on which we issued special review, without exceptions, dated on July 24, 2007 and October 31, 2006, respectively.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 18, 2007

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Independent Auditors	Accountant
CRC No. 2SP011609/O-8	CRC No. 1 RJ 052000/O-0 "S" DF

Page: 80

CONTENTS

GROUP	CHART	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	DIRECTOR FOR INVESTORS RELATIONS (Mail address at the Company address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK COMPOSITION	2
01	06	COMPANY CHARACTERISTICS	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH INCOME	2
01	09	ISSUED CAPITAL STOCK AND CHANGES IN THE ACCOUNTING PERIOD IN PROGRESS	3
01	10	DIRECTOR FOR INVESTORS RELATIONS	3
02	01	BALANCE SHEET ASSETS	4
02	02	BALANCE SHEET LIABILITIES	5
03	01	INCOME STATEMENT	7
04	01	EXPLANATION NOTES	9
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	60
06	01	CONSOLIDATED BALANCE SHEET ASSETS	61
06	02	CONSOLIDATED BALANCE SHEET LIABILITIES	62
07	01	CONSOLIDATED INCOME STATEMENT	64
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	66
09	01	EQUITIES IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES	76
16	01	OTHER INFORMATION CONSIDERED AS RELEVANT BY THE COMPANY	77
17	01	REPORT ON SPECIAL REVIEW	80
		BRASIL TELECOM S.A
		NOVA TARRAFA PARTICIPAÇÕES LTDA
		NOVA TARRAFA INC.	/80

Page: 81

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.